Exhibit 99.1

THIRD QUARTER REPORT 2013

Barrick Reports Third Quarter 2013 Results

TORONTO, October 31, 2013 – Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the “company”) today reported third quarter 2013 financial and operating results.

•	Strong operating results and cash flow; improved 2013 guidance

•	gold production of 1.85 million ounces at all-in sustaining costs (AISC) of $916 per ounce

•	copper production of 139 million pounds at C3 fully allocated costs of $2.15 per pound

•	narrowed the range and lowered top end of operating cost guidance for gold; improved copper guidance on Lumwana turnaround

•	adjusted net earnings of $0.58 billion ($0.58 per share) and adjusted operating cash flow of $1.30 billion

•	Suspension of construction activities at the Pascua-Lama project will further reduce 2014 capital costs by up to $1.0 billion

•	Targeting annual cost savings of $500 million from a flatter operating model and other initiatives

•	Portfolio optimization progress with sale of Barrick Energy, Yilgarn South mines, and Pierina closure

“Significant cost and operational improvements achieved this year, including previously announced reductions of $2.0 billion from budgeted 2013 capital and costs, have translated into another quarter of strong results,” said Jamie Sokalsky, Barrick’s President and CEO. “We continue to make excellent progress at Lumwana and are evaluating a number of other opportunities to improve performance further. We have also targeted additional annual savings of approximately $500 million through a simpler, more efficient operating model and other initiatives, demonstrating our commitment to continued cost reductions. The suspension of Pascua-Lama will also significantly improve our near term cash flows.”

PASCUA-LAMA PROJECT SUSPENSION

Barrick has decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance. This decision will postpone and reduce near term cash outlays, and allows the company to proceed with development at the appropriate time under a more effective, phased approach. The decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements.

“We have determined that the prudent course – at this stage – is to suspend the project, but naturally we will maintain our option to resume construction and finish the project when improvements to its current challenges have been attained,” Mr. Sokalsky said. “As a result of our previous decision to slow down and re-sequence construction, which resulted in significant demobilization over the last few months, we are in a much better position to implement this temporary suspension quickly and efficiently, with many ramp-down activities already underway. Our previously lowered capital cost guidance for 2014 is now expected to be further reduced by up to $1.0 billion while we continue to address all our environmental and social obligations. This decision is consistent with our disciplined capital allocation framework announced last year.”

The ramp-down will be carried out in a way that allows for an efficient and effective re-start when conditions warrant. In the meantime, the company will update and refine capital cost estimates and stage the project’s remaining development into distinct phases with specific work programs, budgets and objectives. This staged

Financial results are based on IFRS and expressed in US dollars. For a full explanation of results, the Financial Statements and Management Discussion & Analysis, please see the company’s website, www.barrick.com.

BARRICK THIRD QUARTER 2013	1	PRESS RELEASE

approach will also facilitate more efficient planning and execution, more effective capital deployment, and improved cost control. The company will also continue to explore further opportunities to improve the project’s risk-adjusted returns, such as strategic partnerships and royalty or other income streaming agreements. Most importantly, Barrick’s decision will maintain the option value of this major world class resource and its potential to generate significant cash flows during its 25 year mine life and beyond.

FLATTER OPERATING MODEL AND ADDITIONAL COST REDUCTION INITIATIVES

Barrick is targeting $500 million of annual cost savings related to: job reductions from a company-wide review launched earlier this year, now largely complete, and through a new operating model (~$150 million), a program to reduce procurement costs (~$250 million) and other initiatives (~$100 million). In addition, African Barrick Gold (ABG) has targeted annual savings of $185 million.

Barrick’s commitment to maximizing risk-adjusted returns and free cash flow by focusing on its most profitable production requires a more streamlined operating model. The new model provides a more efficient and simpler decision-making structure that better supports the company’s goal of cost reduction. The new model will eliminate the Regional Business Unit structure and will be in place by early next year. As a result of the change in operating structure, the company is eliminating approximately 1,850 positions, 85 percent of which have been achieved to date.

Under the new structure, Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte and Veladero will report directly to the Chief Operating Officer (COO), as will the head of Copper operations. The balance of the mines will report to Operating Heads in North America and Australia Pacific and in turn, to the COO. The new operating model allows mine managers to focus more sharply on the core business of mining, brings senior management closer to the mines, and creates a flatter organization with stronger accountability.

BARRICK’S HIGH QUALITY ASSETS PROVIDE FLEXIBILITY IN A LOWER METAL PRICE ENVIRONMENT

As part of Barrick’s increased focus on disciplined capital allocation adopted in 2012, the company has aggressively reduced costs, improved cash flow and is well underway in executing its portfolio optimization plan. During the third quarter, the company has made further progress to divest non-core assets and improve cash flow:

ASSET	SECOND QUARTER 2013	THIRD QUARTER 2013 PROGRESS
Bald Mountain	Mine plan changes to reduce pits and focus on the most profitable ounces, retain option to access other ore in future	Implementing mine plan changes

Yilgarn South	Optimize mine plan and/or divest	Sold

Plutonic	Optimize mine plan and/or divest	Sale process underway for Plutonic and Kanowna

Hemlo	Defer open pit expansion, optimize underground mine plan	Deferred open pit expansion, evaluating changes to underground mine plan

Lumwana	Completed scenario planning; significant performance improvements by implementing mine plan changes to reduce stripping	Sustained operating improvements, evaluating further plant efficiencies

Pierina	Assessing closure options	Initiated closure

African Barrick Gold (73.9%)	Finalizing detailed operational review to optimize mine plans and improve operations	Implementing operational review and targeting $185 million of annual savings; improved 2013 operating outlook, positive grade reconciliations and changes to mine plan at North Mara

Round Mountain (50%) Marigold (33%)	Working with joint venture partners to optimize mine plans	Ongoing

Porgera	Evaluate mine plan changes and explore other alternatives	Ongoing

BARRICK THIRD QUARTER 2013	2	PRESS RELEASE

The company is developing new mine plans at $1,100 per ounce at its mines. The combination of: i) selling non-core assets; ii) changing mine plans to focus on more profitable production; and, iii) calculating reserves with a lower gold price assumption will reduce year-end reserves and future production. Where possible, we will nevertheless maintain the option to access the metal in the future once gold prices recover.

FINANCIAL DISCUSSION

Third quarter net earnings and adjusted net earnings were $0.17 billion ($0.17 per share) and $0.58 billion ($0.58 per share)1, respectively. These results compare to net earnings and adjusted net earnings of $0.65 billion ($0.65 per share) and $0.88 billion ($0.88 per share), respectively, in the same prior year period. Net earnings reflect the impact of lower realized gold and copper prices, higher interest expense and higher income tax expense, partially offset by higher copper sales. Significant adjusting items (net of tax and non-controlling interest effects) for the quarter include:

•

$280 million in income tax expense at Pueblo Viejo, primarily due to the recognition of an increase in the deferred tax liability which will be drawn down over the life of the mine, as well as an acceleration of current taxes payable for 2012 and 2013 related to the enactment of the revised Special Lease Agreement (SLA);

•	$47 million increase in the rehabilitation provision for Pierina as a result of its accelerated closure; and,

•	$40 million in unrealized foreign currency translation losses.

Third quarter 2013 operating cash flow of $1.23 billion compares to $1.85 billion in the third quarter of 2012 and reflects the lower net earnings, partially offset by a decrease in income tax payments. Adjusted operating cash flow of $1.30 billion1 compares to $1.40 billion in the same prior year period and removes the impact of the settlement of foreign currency and commodity derivative contracts. Realized gold and copper prices for the quarter were $1,323 per ounce1 and $3.40 per pound1, respectively, compared to the spot averages of $1,326 per ounce and $3.21 per pound.

LIQUIDITY AND FINANCIAL FLEXIBILITY

At September 30, Barrick had cash and equivalents of $2.3 billion and $4.0 billion available under its credit facility. The company generated operating cash flow of $3.22 billion in the first nine months of 2013. Barrick has approximately $1.3 billion of cumulative debt maturing through to the end of 2015.

In the third quarter, Barrick Energy was sold for total consideration of $435 million, including cash of $387 million plus a future royalty valued at $48 million. Barrick also completed the sale of the Yilgarn South assets to Gold Fields Limited for total consideration of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares. The company continues to actively pursue other portfolio optimization opportunities, including the divestiture of non-core assets.

CORPORATE GOVERNANCE

Since the company’s 2013 annual meeting, various directors of Barrick have engaged in discussions with Barrick’s institutional shareholders to understand their perspectives on Barrick’s compensation practices and governance arrangements. The Board is addressing the issues that have been raised with our directors, including the modification of the company’s executive compensation arrangements and the rejuvenation of the Board through a combination of departures from the Board and the addition of independent directors. The company’s intention is to update the market before year end on these initiatives.

[1]

Adjusted net earnings, adjusted net earnings per share, adjusted operating cash flow, realized gold price per ounce and realized copper price per pound are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 44-49 of Barrick’s Third Quarter 2013 Report.

BARRICK THIRD QUARTER 2013	3	PRESS RELEASE

OPERATING RESULTS AND OUTLOOK DISCUSSION

Third quarter 2013 gold production was 1.85 million ounces at adjusted operating costs and AISC of $573 per ounce2 and $916 per ounce2, respectively. Adjusting for the sale of the Yilgarn South mines, full year gold production is now expected to be at the low end of the original 7.0-7.4 million ounce guidance range. All-in sustaining costs are expected to be within the recently reduced guidance range of $900-$975 per ounce and the company has lowered the top end of its adjusted operating cost guidance to $575-$600 per ounce.

Third quarter copper production was 139 million pounds at C1 cash costs of $1.69 per pound2 and C3 fully allocated costs of $2.15 per pound2. The Lumwana copper mine continues to benefit from changes made to the mine plan in the second quarter and other business improvement initiatives to decrease costs and maximize cash flow. Due to the mine’s improved operating performance, Barrick has increased full year company-wide copper production guidance to 520-550 million pounds. Full year C1 cash cost and C3 fully allocated cost guidance has been reduced to $1.90-$2.00 per pound and $2.40-$2.60 per pound, respectively.

	Q3 2013	Current Guidance	Original Guidance*
Gold
Production (000s of ounces)	1,845	7,000-7,400	7,000-7,400
AISC ($ per ounce)	916	900-975	1,000-1,100
Adjusted operating costs ($ per ounce)	573	575-600	610-660
Copper
Production (millions of pounds)	139	520-550	480-540
C1 cash costs ($ per pound)	1.69	1.90-2.00	2.10-2.30
C3 fully allocated costs ($ per pound)	2.15	2.40-2.60	2.60-2.85

*	included Yilgarn South

North America

North America produced 0.90 million ounces at AISC of $816 per ounce. Barrick’s 60 percent share of production from the Pueblo Viejo mine was 0.11 million ounces at AISC of $770 per ounce. Barrick’s share of 2013 production from Pueblo Viejo is anticipated to be about 500,000 ounces at AISC of $700-$750 per ounce, primarily due to a slower than expected ramp-up. Major modifications to the autoclaves have been completed and all four autoclaves are online after being individually tested to design capacity. The new 215 megawatt power plant was commissioned on schedule in the third quarter. The mine is now expected to reach full capacity in the first half of 2014 following completion of de-bottlenecking modifications to the lime circuit. During the quarter, proposed amendments to the Pueblo Viejo SLA were approved by the Government of the Dominican Republic and Pueblo Viejo Dominicana Corporation (PVDC) and were effective as at the quarter-end.

The Cortez mine produced 0.33 million ounces at AISC of $470 per ounce on lower grades and recoveries. Production at Cortez is expected to decline in the fourth quarter due to lower grades as anticipated in the mine plan. Goldstrike produced 0.23 million ounces at AISC of $874 per ounce, reflecting higher open pit grades following a stripping phase in the first half of the year. The autoclave facility is undergoing modifications for the thiosulphate project, which will enable about 4.0 million ounces to be brought forward in the mine plan. Total project costs are now expected to be about $585 million due to increased steel requirements and higher contractor costs. The company expects first production from this project in the fourth quarter of 2014 and average annual production of 350,000-450,000 ounces over its first full five years of operation. Full year production for North America is expected to be within the original guidance range of 3.55-3.70 million ounces. Full year AISC are anticipated to be at the high end of the previous guidance range of $750-$800 per ounce, primarily on higher costs at Pueblo Viejo due to lower silver by-product credits as a result of the slower than expected ramp-up.

[2]

Adjusted operating cost per ounce, all-in sustaining cost per ounce, C1 cash cost per pound and C3 fully allocated cost per pound are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 44-49 of Barrick’s Third Quarter 2013 Report.

BARRICK THIRD QUARTER 2013	4	PRESS RELEASE

South America

South America produced 0.33 million ounces at AISC of $831 per ounce. The Veladero mine contributed 0.15 million ounces at AISC of $874 per ounce, reflecting lower grades and silver credits compared to the first half of the year. Lagunas Norte produced 0.14 million ounces at AISC of $696 per ounce. Production at Lagunas Norte is expected to increase in the fourth quarter on higher grades and tons as anticipated in the mine plan and as a result of the newly commissioned carbon-in-column plant, which allows for greater solution flow to the expanded leach pad. The company has decided to initiate closure of the Pierina mine in Peru.

Full year production for South America is now expected to be at the high end of the original guidance range of 1.25-1.35 million ounces. Full year AISC are anticipated to be at the low end of the original guidance range of $875-$925 per ounce.

Australia Pacific

Australia Pacific produced 0.50 million ounces at AISC of $945 per ounce. The Porgera mine contributed 0.12 million ounces at AISC of $1,187 per ounce. Due to the sale of Yilgarn South, full year production for Australia Pacific is now expected to be at the low end of the original 1.70-1.85 million ounce guidance range. Full year AISC are anticipated to be at the low end of the previous guidance range of $1,100-$1,200 per ounce.

African Barrick Gold plc (ABG)

Third quarter attributable production from ABG was 0.12 million ounces at AISC of $1,275 per ounce. Barrick’s share of 2013 production from ABG is expected to exceed the top end of the original guidance range of 0.40-0.45 million ounces. Full year AISC are expected to be below the low end of the original guidance range of $1,550-$1,600 per ounce. The improved outlook reflects the implementation of ABG’s operational review.

Global Copper

Copper production in the third quarter was 139 million pounds at C1 cash costs of $1.69 per pound and C3 fully allocated costs of $2.15 per pound. The Zaldívar mine produced 68 million pounds at C1 cash costs of $1.63 per pound. Lumwana contributed 71 million pounds at C1 cash costs of $1.75 per pound. The mine plan at Lumwana was adjusted in the second quarter to reduce waste stripping volumes earlier than previously planned. This enabled the termination of a large mining contractor which has contributed to significant cost savings and focused site efforts on improving the owner mining fleet productivity. Elimination of the maintenance contractor associated with the transition to in-house maintenance and reductions to consumables have also contributed to the mine’s improved performance.

Utilizing option collar hedging strategies, the company has protected the downside on approximately half of its expected remaining 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound3. In addition, it has protected the downside on approximately 40 percent of expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average of $3.75 per pound4.

[3]

The realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

[4]

The realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

BARRICK THIRD QUARTER 2013	5	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012 (restated)[7]	2013	2012 (restated)[7]
Operating Results
Gold production (thousands of ounces)[1]	1,845	1,779	5,453	5,402
Gold sold (thousands of ounces)[1]	1,783	1,792	5,345	5,265
Per ounce data
Average spot gold price	$1,326	$1,652	$1,456	$1,652
Average realized gold price[2]	1,323	1,655	1,453	1,652
Adjusted operating costs[2]	573	575	564	570
All-in sustaining costs[2]	916	1,010	919	998
All-in costs[2]	1,184	1,412	1,269	1,390
Adjusted operating costs (on a co-product basis) [2]	593	591	588	587
All-in sustaining costs (on a co-product basis)[2]	936	1,026	943	1,015
All-in costs (on a co-product basis)[2]	1,204	1,428	1,293	1,407
Copper production (millions of pounds)	139	112	400	338
Copper sold (millions of pounds)	135	84	385	318
Per pound data
Average spot copper price	$3.21	$3.50	$3.35	$3.61
Average realized copper price[2]	3.40	3.52	3.41	3.59
C1 cash costs[2]	1.69	2.01	1.94	2.09
Depreciation[3]	0.29	0.70	0.36	0.57
Other[4]	0.17	0.34	0.15	0.15
C3 fully allocated costs[2]	2.15	3.05	2.45	2.81
Financial Results (millions)
Revenues	$2,985	$3,399	$9,585	$10,245
Net earnings (loss)[5]	172	649	(7,536)	2,475
Adjusted net earnings[2]	577	880	2,163	2,797
Operating cash flow	1,231	1,845	3,223	4,138
Adjusted operating cash flow[2]	1,300	1,395	3,274	3,790
Per Share Data (dollars)
Net earnings (loss) (basic)	0.17	0.65	(7.53)	2.47
Adjusted net earnings (basic)[2]	0.58	0.88	2.16	2.80
Net earnings (loss) (diluted)	0.17	0.65	(7.53)	2.47
Weighted average basic common shares (millions)	1,001	1,001	1,001	1,001
Weighted average diluted common shares (millions)[6]	1,001	1,001	1,001	1,001

	As at September 30,	As at December 31,
	2013	2012 (restated)[7]
Financial Position (millions)
Cash and equivalents	$2,283	$2,097
Non-cash working capital	3,267	2,884

[1]

Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold. Production also includes African Barrick Gold (“ABG”) on a 73.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Sales includes our equity share of gold sales from ABG and Pueblo Viejo.

[2]

Realized price, adjusted operating costs, all-in sustaining costs, all-in costs, adjusted operating costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs, adjusted net earnings and adjusted operating cash flow are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-Gaap Financial Performance Measures section of the Company’s MD&A.

[3]	Represents equity depreciation expense divided by equity ounces of gold sold or pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-Gaap Financial Performance Measures section of the Company’s MD&A.
[5]	Net earnings represents net income attributable to the equity holders of the Company.
[6]	Fully diluted includes dilutive effect of stock options.
[7]	Balances related to 2012 have been restated to reflect the impact of the adoption of new accounting pronouncements. See note 2B of the interim consolidated financial statements.

BARRICK THIRD QUARTER 2013	6	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				All-in sustaining costs[4] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012	2013	2012	2013	2012	2013	2012
Gold
North America	901	795	2,701	2,537	$816	$914	$798	$870
South America	325	394	991	1,172	831	724	769	750
Australia Pacific	497	481	1,409	1,352	945	1,131	1,023	1,145
African Barrick Gold[1]	122	109	352	329	1,275	1,709	1,429	1,563
Other[2]	—	—	—	12	—	—	—	—

Total	1,845	1,779	5,453	5,402	$916	$1,010	$919	$998

	Copper Production (attributable pounds) (millions)				C1 Cash Costs[4] ($/lb)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012	2013	2012	2013	2012 (restated)[6]	2013	2012 (restated) [6]
Total	139	112	400	338	$1.69	$2.01	$1.94	$2.09

	Total Gold Production Costs ($/oz)
	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012 (restated)[6]	2013	2012 (restated)[6]
Direct mining costs before impact of hedges at market foreign exchange rates	$605	$600	$607	$604
Gains realized on currency hedge and commodity hedge/economic hedge contracts	(39)	(46)	(44)	(48)
Other[3]	(4)	(11)	(11)	(12)
By-product credits	(20)	(16)	(24)	(17)
Royalties	31	48	36	43

Adjusted operating costs[4]	573	575	564	570
Depreciation	208	189	205	187
Other[3]	4	11	11	12

Total production costs	$785	$775	$780	$769

Adjusted operating costs[4]	$573	$575	$564	$570
General & administrative costs	52	62	44	57
Rehabilitation - accretion and amortization	16	18	19	18
Mine on-site exploration and evaluation costs	10	17	8	15
Mine development expenditures	157	165	162	165
Sustaining capital expenditures	108	173	122	173

All-in sustaining costs[4]	$916	$1,010	$919	$998

All-in costs[4]	$1,184	$1,412	$1,269	$1,390

	Total Copper Production Costs ($/lb)
	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012 (restated)[6]	2013	2012 (restated)[6]
C1 cash costs[4]	$1.69	$2.01	$1.94	$2.09
Depreciation	0.29	0.70	0.36	0.57
Other[5]	0.17	0.34	0.15	0.15

C3 fully allocated costs[4]	$2.15	$3.05	$2.45	$2.81

[1]	Figures relating to African Barrick Gold are presented on a 73.9% basis, which reflects our equity share of production.
[2]	Includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold.
[3]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[4]

Adjusted operating costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-gaap financial performance measures with no standard meaning under IFRS. Refer to the Non-Gaap Financial Performance Measures section of the Company’s MD&A.

[5]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-Gaap Financial Performance Measures section of the Company’s MD&A.
[6]	Balances related to 2012 have been restated to reflect the impact of the adoption of new accounting pronouncements. See note 2B of the interim consolidated financial statements.

BARRICK THIRD QUARTER 2013	7	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2013, in comparison to the corresponding prior-year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of October 30, 2013, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2013 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 50 to 54. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2012, the related annual MD&A included in the 2012 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the Company; our

BARRICK THIRD QUARTER 2013	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in previous reports, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

The new “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that significantly increase the productive capacity of the mine), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that “All-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with International Financial Reporting Standards (“IFRS”) and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include

BARRICK THIRD QUARTER 2013	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

income tax payments, interest costs or dividend payments. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations.

The table on page 46 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition. We have also included as references additional information as to how each of the adjustments to cost of sales have been calculated.

BARRICK THIRD QUARTER 2013	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK THIRD QUARTER 2013	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2013 Third Quarter Results

2013 Third Quarter Results

($ millions, except where indicated)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Financial Data
Revenue	$2,985	$3,399	$9,585	$10,245
Net earnings (loss)[1]	172	649	(7,536)	2,475
Per share (“EPS”)[2]	0.17	0.65	(7.53)	2.47
Adjusted net earnings[3]	577	880	2,163	2,797
Per share (“adjusted EPS”)[2,3]	0.58	0.88	2.16	2.80
Total project capital expenditures[4]	475	870	1,776	2,555
Total capital expenditures – expansion, sustaining and mine development[4]	714	864	2,251	2,442
Operating cash flow	1,231	1,845	3,223	4,138
Adjusted operating cash flow[3]	1,300	1,395	3,274	3,790
Free cash flow[3]	$95	($264)	$(862)	($944)
Adjusted return on equity[3]	17%	14%	16%	15%
Operating Data
Gold
Gold produced (000s ounces)[5]	1,845	1,779	5,453	5,402
Gold sold (000s ounces)	1,783	1,792	5,345	5,265
Realized price ($ per ounce)[3]	$1,323	$1,655	$1,453	$1,652
Adjusted operating costs ($ per ounce)[3]	$573	$575	$564	$570
Adjusted operating costs on a co-product basis ($ per ounce)[3]	$593	$591	$588	$587
All-in sustaining costs ($ per ounce)[3]	$916	$1,010	$919	$998
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$936	$1,026	$943	$1,015
All-in costs ($ per ounce)[3]	$1,184	$1,412	$1,269	$1,390
All-in costs on a co-product basis ($ per ounce)[3]	$1,204	$1,428	$1,293	$1,407
Copper
Copper produced (millions of pounds)	139	112	400	338
Copper sold (millions of pounds)	135	84	385	318
Realized price ($ per pound)[3]	$3.40	$3.52	$3.41	$3.59
C1 cash costs ($ per pound)[3]	$1.69	$2.01	$1.94	$2.09

[1]	Net earnings (loss) represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 44 – 49 of this MD&A.
[4]	These amounts are presented on a 100% accrued basis.
[5]	We sold our 20.4% investment in Highland Gold with an effective date of April 26, 2012. Production includes our equity share of gold production at Highland Gold up to that date.

THIRD QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings in the third quarter 2013 were $172 million compared to net earnings of $649 million recorded in third quarter 2012. The decrease reflects the impact of lower realized gold and copper prices, higher interest expense and higher income tax expense for Pueblo Viejo, primarily due to the recognition of an increase in the deferred tax liability, which will be drawn down over the life of the mine, as well as an acceleration of current taxes payable for 2012 and 2013 related to the substantive enactment of the revised Special Lease Agreement (“SLA”), partially offset by higher copper sales volumes. Adjusted net earnings for the third quarter 2013 were $577 million compared to adjusted net earnings of $880 million recorded in third quarter 2012. The decrease reflects lower realized gold and copper prices and higher cost of sales applicable to gold, partially offset by higher copper sales volumes.

BARRICK THIRD QUARTER 2013	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

EPS and adjusted EPS for the third quarter 2013 were $0.17 and $0.58, respectively. The decreases over the same prior year period were due to the decrease in both net earnings and adjusted net earnings, as described above.

•

Gold production for the third quarter 2013 was 1.85 million ounces, up 4% from the same prior year period, due to higher production in North America, Australia Pacific and at ABG, partially offset by lower production in South America.

•

Adjusted operating costs for the third quarter 2013 were $573 per ounce and were in line with the same prior year period reflecting higher direct mining costs, largely due to the impact of processing more ore tons at lower grades offset by higher production levels. All-in sustaining costs for the third quarter 2013 were $916 per ounce, down 9% over the same prior year period, primarily reflecting decreases in mine development and sustaining capital expenditures. All-in costs for the third quarter 2013 were $1,184 per ounce, down 16% over the same prior year period primarily reflecting lower all-in sustaining costs and lower non-sustaining capital as a result of the construction slow-down at Pascua-Lama and the completion of our Pueblo Viejo project.

•

Copper production for the third quarter 2013 was 139 million pounds, up 24% over the same prior year period, due to higher production from Lumwana and Zaldívar. Copper C1 cash costs for the third quarter 2013 were $1.69 per pound, down 16% over the same prior year period, primarily due to lower direct mining costs and higher production levels at Lumwana.

•

Significant adjusting items (net of tax and non-controlling interest effects) in the third quarter 2013 include: $280 million in income tax expense at Pueblo Viejo related to the impact of the substantive enactment of the revised SLA; $47 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; $40 million in unrealized foreign currency translation losses; and an incremental $13 million in losses related to the disposition of Barrick Energy; partially offset by $17 million in realized and unrealized gains on non-hedge derivative instruments; and a $7 million gain on the sale of our Yilgarn South assets.

•

Operating cash flow for the third quarter 2013 was $1,231 million, down 33% over the same prior year period. The decrease in operating cash flow primarily reflects lower net earnings, partially offset by a decrease in income tax payments. Adjusted operating cash flow for the third quarter 2013 was $1,300 million, down 7% over the same prior year period. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the settlement of foreign currency and commodity derivative contracts.

•

Capital expenditures were $1,189 million, down 31% over the same prior year period. The decrease is primarily due to our initiatives to reduce sustaining capital and lower project capital expenditures; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu.

•

Free cash flow for the third quarter 2013 was an inflow of $95 million, higher by $359 million over the same prior year period, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

BARRICK THIRD QUARTER 2013	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST NINE MONTHS 2013 vs. FIRST NINE MONTHS 2012

•

Net loss for the nine month period of 2013 was $7.5 billion compared to net earnings of $2.5 billion recorded in the nine month period of 2012. The decrease reflects the impact of impairment charges of $8.7 billion (net of tax and non-controlling interest effects), lower realized gold and copper prices, higher interest expense and higher income tax expense for Pueblo Viejo, primarily due to the recognition of an increase in the deferred tax liability, which will be drawn down over the life of the mine, as well as an acceleration of current taxes payable for 2012 and 2013 related to the substantive enactment of the revised SLA, partially offset by higher gold and copper sales volumes. Adjusted net earnings for the nine month period of 2013 were $2.2 billion compared to adjusted net earnings of $2.8 billion recorded in the nine month period of 2012. The decrease reflects lower realized gold and copper prices and higher cost of sales applicable to gold, partially offset by higher gold and copper sales volumes.

•

EPS and adjusted EPS for the nine month period of 2013 were ($7.53) and $2.16. The decreases over the same prior year period were due to the decrease in both net earnings and adjusted net earnings, as described above.

•

Gold production and sales volumes for the nine month period of 2013 were 5.45 million ounces and 5.35 million ounces, respectively. Gold production for the nine month period of 2013 was in line with the comparable totals for the same prior year period, as higher production in North America, Australia Pacific and at ABG was offset by lower production from South America.

•

Adjusted operating costs for gold were $564 per ounce, slightly lower than the same prior year period. The decrease reflects increases in direct mining costs, including higher labour, energy and consumables costs, which were more than offset by higher by-product credits and lower royalty costs. All-in sustaining costs were $919 per ounce for the nine month period of 2013, down 8% compared to the same prior year period. The decrease reflects slightly lower adjusted operating costs and decreases in general & administrative costs and sustaining capital expenditures. All-in costs for the nine month period of 2013 were $1,269 per ounce, down 9% over the same prior year period primarily reflecting lower all-in sustaining costs and lower non-sustaining capital as a result of the completion of our Pueblo Viejo project.

•

Copper production for the nine month period of 2013 was 400 million pounds at C1 cash costs of $1.94 per pound compared to production of 338 million pounds at C1 cash cost of $2.09 per pound for the nine month period of 2012. Copper production increased and C1 cash costs decreased in the nine month period of 2013 as compared to the same prior year period primarily due to better performance at Lumwana, partially offset by lower production and higher C1 cash costs at Zaldívar.

•

Significant adjusting items (net of tax and non-controlling interest effects) for the nine month period of 2013 include: $8.7 billion in impairment charges; $487 million in losses related to the disposition of Barrick Energy; $280 million in income tax expense at Pueblo Viejo, related to the impact of the substantive enactment of the revised SLA; $150 million in project care and maintenance and demobilization costs; $94 million in unrealized foreign currency translation losses; $47 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; and $21 million in restructuring costs related to the company-wide role reductions; partially offset by $57 million in realized and unrealized gains on non-hedge derivative instruments.

•

Operating cash flow was $3,223 million, compared to operating cash flow of $4,138 million for the nine month period of 2012. The decrease in operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments of $450 million. Adjusted operating cash flow was $3,274 million compared to $3,790 million for the nine month period of 2012. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the settlement of foreign currency and commodity derivative contracts and non-recurring tax payments.

•

Free cash outflow for the nine month period of 2013 decreased by $82 million compared to the same prior year period primarily reflecting lower capital expenditures, partially offset by lower operating cash flows.

BARRICK THIRD QUARTER 2013	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Pascua-Lama

Barrick has decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance. This decision will postpone and reduce near term cash outlays, and allows the company to proceed with development at the appropriate time under a more effective, phased approach. The decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements. As a result of the suspension, we no longer expect production by mid-2016.

The company is also in the final stages of completing Phase 1 of the water management system in Chile and is continuing with the permitting process required for the project’s environmental systems in light of the suspension. In 2014, Barrick anticipates expenditures of $250-$300 million, approximately half of which are expected to be capitalized, for the ramp-down, care and maintenance, as well as continuing to address the company’s environmental and social obligations. Actual expenditures for 2014 will be dependent on a number of factors, including environmental and other regulatory requirements. This is a substantial reduction of the previous guidance of capital expenditures of $1.0 to $1.2 billion.

The Company believes that the suspension and the move to a phased approach is the correct decision from a capital allocation perspective and represents the best way to potentially advance the project, taking into account the project risks and uncertainties. Although we remain committed to continuing to deliver benefits to the communities and the Province of San Juan, including the continuing economic benefits of the Veladero Mine, the suspension could generate adverse reactions from governmental and regulatory authorities, contractors, and other stakeholders, which could have a negative impact on both Pascua-Lama itself and, in Argentina, Veladero where the Company’s right to operate the mine is derived from an exploitation agreement with the San Juan Provincial Mining Exploration Institute (“IPEEM”).

The ramp down will be carried out in a way that allows for an efficient and effective re-start when conditions warrant. The company in the meantime will update and refine capital cost estimates and stage the project’s remaining development into distinct phases with specific work programs, budgets and objectives.

This staged approach will also facilitate more efficient planning and execution, more effective capital deployment, and improved cost control. The company will also continue to explore further opportunities to improve the project’s risk-adjusted returns, such as strategic partnerships and royalty or other income streaming agreements. Most importantly, Barrick’s decision will maintain the option value of this major world class resource and its potential to generate significant cash flows during its 25 year mine life and beyond.

Pueblo Viejo

During the quarter, Pueblo Viejo Dominicana Corporation (“PVDC”) reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments include:

•	Elimination of a 10 percent return embedded in the initial capital investment for the purposes of the net profits interest (“NPI”) calculation;

•	An extension to the period over which PVDC may recover its capital investment;

•	A delay of application of NPI deductions;

•	A reduction in tax depreciation rates; and

•	A graduated minimum tax was established.

The graduated tax rate will be adjusted up or down based on future metal prices. The agreement also includes the following broad parameters consistent with the previous terms of the SLA:

•	Corporate income tax rate of 25 percent

•	Net smelter royalty (“NSR”) of 3.2 percent

•	NPI of 28.75 percent.

Sale of Yilgarn South assets

On September 30, 2013, we completed the sale of our Yilgarn South assets, which are the Granny Smith, Lawlers and Darlot mines, for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares. As a result of this sale, we recognized a post-tax gain of $7 million, after allocating $63 million related to goodwill to these assets, in third quarter 2013, representing the difference between the net proceeds and our carrying value.

Sale of Barrick Energy

In July 2013, we completed the sale of our oil & gas business segment for consideration of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a post-tax loss of $487 million, including

BARRICK THIRD QUARTER 2013	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

$90 million related to goodwill, for the nine month period ended September 30, 2013, representing the difference between the net proceeds and our carrying value.

Closure of Pierina

As of August 2013, in-line with our disciplined capital allocation framework, we made the decision to initiate closure of our Pierina mine in Peru. Primarily as a result of the accelerated closure, we recorded a $67 million increase to our provision for rehabilitation through income in third quarter 2013. We continue to evaluate the schedule and cost of mining activities required for the stability of the open pit, as well as issues surrounding the stability of the heap leach pad and the extent of the expenditures required to address these issues. We will reassess the amount required for our rehabilitation provision once the evaluation of these issues is completed in the fourth quarter.

Donlin Gold

Under our disciplined capital allocation framework, in 2013 we have continued to monitor the long term viability of our investment in Donlin Gold. Although the Donlin Gold project contains large, long life mineral resources, with significant leverage to the price of gold, it is uncertain when or if it will be able to meet our investment criteria given the required large initial capital investment. Barrick will comply with the minimum investment commitments that we have with our co-owner of Donlin Gold to advance the permitting of the project, but within the limits established by those commitments, Barrick will be seeking to reduce the near term expenditures on this project as much as practicable.

Senior management change

In October 2013, our acting Chief Operating Officer (“COO”), Gary Halverson, resigned from Barrick. We continue a global search for a new COO and in the interim, Mark Fisher, currently Regional President, Copper, will assume the role of acting COO.

Corporate governance update

Since the Company’s 2013 annual meeting, various directors of Barrick have engaged in discussions with Barrick’s institutional shareholders to understand their perspectives on Barrick’s compensation practices and governance arrangements. The Board is addressing the issues that have been raised with our directors, which include the modification of the Company’s executive compensation arrangements and the rejuvenation of the Board through a combination of departures from the Board and the addition of independent directors. The Company’s intention is to update the market before year end on these initiatives.

Business Update and Full Year 2013 Outlook

Barrick’s commitment to maximizing risk-adjusted returns and free cash flow by focusing on its most profitable production requires a more streamlined operating model. The new model provides a more efficient and simpler decision-making structure that better supports the company’s goal of cost reduction. The new model will eliminate the Regional Business Unit structure and will be in place by early next year.

Under the new structure, Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte and Veladero will report directly to the Chief Operating Officer (COO), as will the head of the Copper operations. The balance of the mines will report to Operating Heads in North America and Australia Pacific, and in turn, to the COO. The new operating model allows mine managers to focus more sharply on the core business of mining, brings senior management closer to the mines, and creates a flatter organization with stronger accountability. The impact, if any, of the new structure on our operating segments for financial reporting purposes will be assessed once the changes have been implemented in early 2014.

As part of Barrick’s increased focus on disciplined capital allocation adopted in 2012, the company has aggressively reduced costs, improved cash flow and is well underway in executing its portfolio optimization plan. During the third quarter, the company made further progress to divest non-core assets and improve cash flow;

•	Bald Mountain – implementing mine plan changes

•	Yilgarn South – sold

•	Barrick Energy – sold

•	Plutonic & Kanowna – sale process underway

•	Hemlo – deferred open pit expansion, evaluating changes to underground mine plan

•	Lumwana – sustained operating improvements, evaluating further plant efficiencies

•	Pierina – initiated closure

•	ABG (73.9%) – implementing operational review and targeting $185 million annual savings; improved 2013 operating outlook, positive grade reconciliations and changes to mine plan at North Mara

•	Round Mountain (50%) & Marigold (33%) – working with JV partners to optimize mine plans

•	Porgera – evaluate mine plan changes & explore other alternatives

BARRICK THIRD QUARTER 2013	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

The company is developing new mine plans at $1,100 per ounce at its mines. The combination of: i) selling non-core assets; ii) changing mine plans to focus on more profitable production; and, iii) calculating reserves with a lower gold price assumption will reduce year-end reserves and future production levels. Where possible, we will nevertheless maintain the option to access the metal in the future once gold prices recover.

Full year 2013 gold production is expected to come in at the low end of our original guidance range, as a result of the sale of our Yilgarn South sites, which produced about 340 thousand ounces in the nine month period ended September 30, 2013. Adjusted operating costs are now expected to be $575 to $600 per ounce, within our previous guidance range which was lowered in second quarter 2013, as we have achieved better than expected performance from Australia Pacific as a result of favorable foreign exchange rates and operating cost reductions throughout the year, which offset the impact of the slower than expected ramp up at Pueblo Viejo. All-in sustaining costs are expected to be within our guidance range, which was also lowered in second quarter 2013.

Due to the improved performance at Lumwana, full year copper production guidance is now expected to be in the range of 520 - 550 million pounds. In addition, full year C1 cash costs and C3 fully allocated costs guidance has been reduced to $1.90 - $2.00 per pound and $2.40 to $2.60 per pound, respectively.

Exploration and evaluation expense is expected to be lower than our original guidance range as a result of reduced global exploration expenditures as part of our company-wide cost reduction program.

Finance costs are expected to be higher than our original guidance range and capitalized interest is expected to be lower than our original guidance range as a result of the cessation of capitalizing interest on Pascua-Lama in fourth quarter 2013 as a consequence of our decision to suspend the project.

Our fourth quarter 2013 effective tax rate on ordinary income is expected to be about 38% due to the impact of the Pueblo Viejo SLA amendment which was substantively enacted as of September 30, 2013.

Our updated guidance ranges are summarized in the table below:

($ millions, except per ounce/pound data)	2013E	Original Guidance[1]
Gold production and costs
Production (millions of ounces)[2]	7.0 - 7.4	7.0 - 7.4
Cost of sales	6,100 - 6,500	6,700 - 7,000
Gold unit production costs
All-in sustaining costs ($ per ounce)	900 - 975	1,000 - 1,100
Adjusted operating costs ($ per ounce)	575 - 600	610 - 660
Depreciation ($ per ounce)	195 - 205	210 - 220
Copper production and costs
Production (millions of pounds)	520 - 550	480 - 540
Cost of sales	1,100 - 1,200	1,200 - 1,400
Copper unit production costs
C1 cash costs ($ per pound)	1.90 - 2.00	2.10 - 2.30
Depreciation ($ per pound)	0.30 - 0.40	0.30 - 0.40
C3 fully allocated costs ($ per pound)	2.40 - 2.60	2.60 - 2.85
Exploration and evaluation expense[3]	230 - 250	280 - 300
Exploration	200 - 210	220 - 230
Evaluation	30 - 40	60 - 70
Corporate administration[4]	160 - 180	160 - 180
Other Expense[4]	420 - 440	420 - 440
Finance costs	585 - 610	425 - 450
Capitalized interest	270 - 280	380 - 400
Capital expenditures:
Minesite sustaining[5]	1,000 - 1,100	1,100 - 1,200
Mine development	1,100 - 1,200	1,200 - 1,300
Minesite expansion[5]	500 - 550	700 - 800
Projects - initial capital	1,800 - 2,000	2,400 - 2,600
Projects - infrastructure	100 - 150	300 - 400
Total capital expenditures	4,500 - 5,000	5,700 - 6,300

Effective income tax rate[6]	>30%	30%

Key Assumptions
Gold Price ($/ounce)	$1,250	$1,700
Copper Price ($/pound)	$3.25	$3.50
Silver Price ($/ounce)	$23	$32
Oil Price ($/barrel)	$105	$90
AUD Exchange Rate	$0.91	$1.00
CLP Exchange Rate	500	475

[1]	Our original guidance has not been adjusted to reflect the sale of our Yilgarn South sites at the end of third quarter 2013.
[2]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).
[3]

Total exploration budget is expected to be about $280 million to $300 million, of which about 30% is capitalized as part of mine development compared to our previous guidance range of $300 to $320 million.

[4]	Corporate administration and other expense guidance does not reflect the impact of non-recurring restructuring and severance costs of about $30 million incurred as at September 30, 2013.
[5]

As a result of the definitions published as part of the WGC’s all-in cost definition, we have reclassified capital expenditures within the categories to the following effects: about $100 million decrease in expansion and about $100 million increase in sustaining.

[6]

We are projecting an effective rate of >30% on ordinary income, due to the effects in Q4 of the substantive enactment of the Pueblo Viejo SLA amendment in Q3. In Q4, our effective tax rate on ordinary income is expected to be about 38%.

BARRICK THIRD QUARTER 2013	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During the third quarter, the gold price continued to experience significant volatility, with the price ranging from $1,208 to $1,434 per ounce. The price of gold closed at $1,327 per ounce, while the average quarterly market price of $1,326 represented a $326 per ounce or 20% decrease from the $1,652 per ounce average market price in the same prior year period.

The price of gold rebounded from the lows experienced in the second quarter, as strong physical demand at lower prices led to improved investor sentiment. However, incremental improvements in the prospects for the U.S. economy led to concerns of an upcoming reduction in the unprecedented monetary stimulus currently provided by the US Federal Reserve and limited the upside potential for gold prices in the quarter. Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Copper prices in the third quarter traded in a range of $3.03 per pound to $3.37 per pound. The average price for the third quarter was $3.21 per pound and the closing price was $3.31 per pound, with the increase during the quarter related to positive data that eased concerns surrounding the prospects for Chinese economic growth and its impact on Chinese copper demand. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China. Copper prices should continue to be influenced by demand from Asia, the availability of scrap and production levels of mines and smelters in the future. In the near term, copper prices will also be influenced by the outlook for global economic growth. In particular, a slowdown in Chinese economic growth could have a negative impact on copper prices.

Utilizing option collar strategies, the Company has protected the downside on approximately half of our remaining expected 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average of $4.25 per pound. Our realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per pound as a result of the net premium paid on option hedging strategies. In addition, the Company has protected the downside on approximately 40% of expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average of $3.75 per pound. Our realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at September 30, 2013, we have recorded 65 million pounds of copper sales subject to final settlement at an average provisional price of $3.30 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $21 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

In the third quarter, silver prices traded in a wide range of $18.72 per ounce to $25.10 per ounce, averaged $21.32 per ounce and closed the quarter at $21.68 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. The physical silver market is currently in surplus and investment demand is expected to be the primary driver of prices in the near term.

During the second quarter 2013, we closed out our silver hedge book, which had consisted of 65 million ounces of option collars from 2013 to 2018, for net proceeds of $189 million. $45 million of the gains related to our silver hedge book remain in other comprehensive income and will be recognized in net income on the original contract maturity dates.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs, as well as exposure to the Chilean peso through the Pascua-Lama project and mine operating costs at Zaldívar. In addition, we have exposure to the Papua New

BARRICK THIRD QUARTER 2013	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In the quarter, the Australian dollar traded in a range of $0.88 to $0.95 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.02 to $1.06 and CLP 492 to CLP 519, respectively.

In the third quarter, we recorded gains in earnings of approximately $64 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs.

AUD Currency Contracts

				% of
		Effective	% of Total	Expected
		Average	Expected	Operating
	Contracts	Hedge	AUD	Cost	Crystallized
	(AUD	Rate	Exposure[1]	Exposure	OCI [2] (USD
	millions)	(AUDUSD)	Hedged	Hedged	millions)
2013[3]	99	0.99	34%	42%	58
2014	178	0.96	14%	17%	112
2015	570	0.94	47%	57%	(1)
2016	85	0.91	7%	9%	(19)

CAD Currency Contracts

				% of
			% of Total	Expected
	Contracts	Effective	Expected CAD	Operating Cost
	(CAD	Average Hedge	Exposure[1]	Exposure
	millions)[4]	Rate (USDCAD)	Hedged	Hedged
2013[3]	117	1.02	80%	100%
2014	295	1.00	59%	69%

CLP Currency Contracts

				% of
		Effective	% of Total	Expected
		Average	Expected	Operating
	Contracts	Hedge	CLP	Cost	Crystallized
	(CLP	Rate	Exposure[1]	Exposure	OCI [2] (USD
	millions) [5]	(USDCLP)	Hedged	Hedged	millions)
2013[3]	—	—	—	—	3
2014	60,000	500	27%	68%	9
2015	78,000	513	42%	100%	—

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]

Reclassification from OCI to earnings/PP&E: $58 million (AUD), $3 million (CLP) will be in 2013 and $112 million (AUD), $9 million (CLP) in 2014, $(1) million (AUD) in 2015 and $(19) million (AUD) in 2016.

[3]	Amounts presented represent contracts for the remaining period 2013.
[4]	Includes $335 million CAD contracts with a cap and floor of $1.00 and $1.10, respectively.
[5]	Economic collar contracts that are an economic hedge of operating, administrative and capital expenditures at various South American sites.

Fuel

Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in oil prices in the third quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a range of $96 to $112 per barrel in the third quarter, averaged $106 per barrel, and ended the quarter at $102 per barrel, compared to an average of $92 per barrel in the same prior year period.

In the third quarter, we recorded a hedge gain of $2 million on our fuel hedge positions (Q3 2012: $4 million).

Financial Fuel Hedge Summary

	Barrels[1]		% of Expected
	(thousands)	Average Price	Exposure
2013[2]	566	$95	46%
2014	1,284	96	26%
2015	1,920	89	45%
2016	1,680	85	37%
2017	480	81	15%

	5,930	$89	33%

[1]	Refers to contracts for a combination of WTI, BRENT and WTI-to-BRENT swaps. As a result, our average price on hedged barrels for 2013 - 2017 is $88 per barrel on a WTI-equivalent basis.
[2]	Amounts presented represent contracts for the remaining period 2013.

US Dollar Interest Rates

During the third quarter, the Federal Open Market Committee of the US Federal Reserve released statements reiterating that the current 0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment, though fluctuations to the monthly amounts of monetary stimulus are expected in the remainder of 2013. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.3 billion at September 30, 2013); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.2 billion at September 30, 2013). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed

BARRICK THIRD QUARTER 2013	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Gold
000s oz sold	1,783	1,792	5,345	5,265
Revenue[1]	$2,511	$3,056	$8,202	$8,994
Market price[2]	1,326	1,652	1,456	1,652
Realized price[2,3]	1,323	1,655	1,453	1,652
Copper
millions lbs sold	135	84	385	318
Revenue[1]	$432	$307	$1,236	$1,148
Market price[2]	3.21	3.50	3.35	3.61
Realized price[2,3]	3.40	3.52	3.41	3.59
Oil & gas sales	$13	$37	$93	$113
Other metal sales	$42	$36	$147	$103

[1]	Represents revenues on a 100% consolidated basis.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 49 of this MD&A.

Gold revenues for the three and nine month periods ended September 30, 2013 were $2,511 million and $8,202 million, respectively, down 18% and 9%, respectively, compared to the same prior year periods. The decrease for the three month period ended September 30, 2013 was due to lower realized gold prices and sales volumes. For the nine month period ended September 30, 2013, the impact of the lower realized price was partially offset by higher sales volumes. Copper revenues for the three and nine month periods ended September 30, 2013 were $432 million and $1,236 million, respectively, up 41% and 8%, respectively, compared to the same prior year period. The increases were primarily due to higher sales volumes, partially offset by lower realized copper prices.

Realized gold prices for the three and nine month periods ended September 30, 2013 were $1,323 per ounce and $1,453 per ounce, respectively, down $332 and $199 per ounce, respectively, compared to the same prior year periods. The decrease in realized prices reflects the decline in market gold prices over first nine months of 2013, which resulted in average market prices of $1,326 per ounce and $1,456 per ounce for the three and nine month periods ended September 30, 2013, compared to market gold price of $1,652 per ounce for the same prior year periods. Realized copper prices for the three and nine month periods ended September 30, 2013 were

$3.40 per pound and $3.41 per pound, down 3% and 5% respectively, compared to the same prior year periods due to a decline in market copper prices in the first nine months of 2013.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Cost of sales
Direct mining cost	$1,273	$1,234	$3,892	$3,754
Depreciation	441	398	1,290	1,159
Royalty expense	74	101	248	259
Cost of sales - gold	1,541	1,494	4,606	4,350
Adjusted operating costs[1,2]	573	575	564	570
All-in sustaining costs[1,2]	916	1,010	919	999
Cost of sales - copper	247	239	824	822
C1 cash costs[1,2]	$1.69	$2.01	$1.94	$2.09
C3 fully allocated costs[1,2]	$2.15	$3.05	$2.45	$2.81

[1]	Per ounce/pound weighted average.
[2]

Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 46 - 49 of this MD&A.

Cost of sales applicable to gold for the three and nine month periods ended September 30, 2013 were $1,541 million and $4,606 million, respectively. This compares to cost of sales of $1,494 million and $4,350 million for the same prior year periods. The increases over the same prior year periods reflects higher direct mining costs, primarily due to an increase in ore tons processed, and an increase in depreciation expense, partially offset by a decrease in royalties.

Gold adjusted operating costs for the three and nine month periods ended September 30, 2013 were $573 per ounce and $564 per ounce, respectively, in line with adjusted operating costs for the comparable prior periods as slightly higher direct mining costs were offset by higher production levels. All-in sustaining costs for the three and nine month periods ended September 30, 2013 were $916 per ounce and $919 per ounce, respectively, down 9% and 8%, respectively, compared to the same prior year periods, primarily due to decreases in mine development and sustaining capital expenditures.

BARRICK THIRD QUARTER 2013	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales applicable to copper for the three month period ended September 30, 2013 was 3% higher than the same prior year period, primarily due to higher direct mining costs resulting from higher sales volumes, partially offset by lower production costs at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded in fourth quarter 2012. For the nine month period ended September 30, 2013, cost of sales applicable to copper was in line with the same prior year period.

C1 cash costs for the three and nine month periods ended September 30, 2013 were $1.69 per pound and $1.94 per pound, respectively, down 16% and 7%, respectively, from the same prior year periods. The decrease is primarily due to the reduction in direct mining costs at Lumwana combined with the impact of higher production levels. C3 fully allocated costs per pound for the three and nine month periods ended September 30, 2013 were $2.15 per pound and $2.45 per pound, respectively, down 30% and 13%, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs, together with lower depreciation expense as a result of the impairment charges recorded at Lumwana in the fourth quarter of 2012.

Corporate Administration

	For the three		For the nine
	months ended		months ended
($ millions)	September 30		September 30
	2013	2012	2013	2012
Corporate administration expense	$46	$45	$134	$150

Corporate administration costs for the three and nine month periods ended September 30, 2013 were $46 million and $134 million, in line and down 11%, respectively, compared to the same prior year periods.

Other Expense (Income)

	For the three		For the nine
	months ended		months ended
($ millions)	September 30		September 30
	2013	2012	2013	2012
Operating segment administration[1]	$47	$57	$146	$163
Corporate social responsibility	13	15	53	53
Currency translation losses[2]	21	11	62	11
Severance and demobilization costs	11	—	87	—
Project care and maintenance costs	28	—	97	—
Changes in estimate of rehabilitation costs for sites inclosure	72	15	20	31
Other items	31	46	104	84

Total other expense	$223	$144	$569	$342

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

Other expense for the three and nine month periods ended September 30, 2013 was $223 million and $569 million, respectively, compared to $144 million and $342 million, respectively, for the same prior year periods. The increases are primarily due to higher project care and maintenance costs at Jabal Sayid and demobilization costs at Pascua-Lama and changes in the estimates of rehabilitation costs at sites that are in closure, particularly at Pierina, which recorded an increase in its reclamation liability of $67 million in third quarter 2013. The increase is primarily a result of the accelerated closure of the mine, which resulted in anticipated future mining costs, that are only recognized as incurred, being reclassified as rehabilitation costs, which are required to be accrued for when a liability exists. These costs are associated with mining activity that is necessary to stabilize the open pit. It was previously anticipated that this activity would be undertaken while the mine was still in operation.

BARRICK THIRD QUARTER 2013	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and Evaluation

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Exploration:
Minesite programs	$12	$19	$38	$50
Global programs	25	55	94	149
Evaluation costs	11	21	22	52

Exploration and evaluation expense	$48	$95	$154	$251

Exploration and evaluation expense for the three and nine month periods ended September 30, 2013 were $48 million and $154 million respectively. This compares to E&E expenditures for the same prior year periods of $95 million and $251 million, respectively. The decrease is primarily due to decreased global exploration expenditures, as part of our cost reduction program.

Capital Expenditures1

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Project capital expenditures	$371	$741	$1,521	$2,198
Minesite expansion	104	55	347	126
Minesite sustaining[2]	260	377	856	1,150
Mine development	350	409	1,042	1,103
Capitalized interest	104	152	261	420

Total consolidated capital expenditures	$1,189	$1,734	$4,027	$4,997

[1]	These amounts are presented on a 100 % accrued basis.
[2]

Minesite sustaining includes capital expenditures from discontinued operations of $7 million for the three months ended September 30, 2013 (2012: $21 million) and $64 million for the nine months ended September 30, 2013 (2012: $93 million).

Capital expenditures for the three and nine month periods ended September 30, 2013 decreased by $545 million and $970 million, respectively, over the same prior year periods. The decreases are primarily due to a decrease in sustaining capital, particularly at Cortez and Lumwana, and in project capital expenditures; partially offset by an increase in minesite expansion expenditures at Goldstrike, Cortez and Bulyanhulu. Capitalized interest decreased compared to the same prior year periods, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013.

Finance Cost/Finance Income

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Interest incurred	$209	$174	$596	$510
Interest capitalized	(104)	(152)	(255)	(420)
Accretion	17	11	50	40

Finance cost	$122	$33	$391	$130

Finance income	$2	$3	$7	$9

Finance costs for the three and nine month periods ended September 30, 2013 were $122 million and $391 million, respectively, compared to $33 million and $130 million for the same prior year periods. Interest costs incurred for the three and nine month periods ended September 30, 2013 were $209 million and $596 million, respectively, up 20% and 17%, respectively, over the same prior year periods. The increase in interest costs incurred reflects higher total debt levels compared to the same prior year periods. Interest capitalized for the three and nine month periods ended September 30, 2013 decreased by $48 million and $165 million, respectively, compared to the same prior year periods, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013.

BARRICK THIRD QUARTER 2013	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges

	For the three months ended		For the nine months ended
($ millions)	September 30		September 30
	2013	2012	2013	2012
Copper goodwill	—	—	1,033	—
Australia Pacific goodwill	—	—	649	—
Capital projects goodwill	—	—	397	—
ABG Goodwill	—		185

Total goodwill impairment charges	—	—	$2,264	—

Pascua-Lama	—	—	$5,111	—
Buzwagi	—	—	423	—
Jabal Sayid	—	—	401	—
Kanowna	—	—	107	—
North Mara	—		79
Granny Smith	—	—	73	—
Plutonic	—	—	14	—
Darlot	—	—	25	—
Exploration	—	141	89	141
Pierina	—	—	98	—
Highland	—	—	—	84
Available for sale investments	1	1	18	32
Other	7	6	18	9

Total after-tax asset impairment charges	$8	$148	$6,456	$266

Total after-tax impairment charges	$8	$148	$8,720	$266

Related income tax effects and NCI	$5	$4	$625	$8

Total impairment charges	$13	$152	$9,345	$274

After-tax impairment charges for the three and nine month periods ended September 30, 2013 were $8 million and $8.7 billion, respectively, compared to $148 million and $266 million for the same prior year periods. The charges for the three month period ended September 30, 2013 primarily related to an asset impairment charge at Ruby Hill ($7 million). The charges for the nine month period of 2013 primarily related to asset impairment charges at Pascua-Lama ($5.1 billion), Buzwagi ($423 million), Jabal Sayid ($401 million), various Australian mine sites ($219 million), Pierina ($98 million), various exploration sites ($89 million); and goodwill impairment charges in our global copper ($1.0 billion), Australia Pacific ($649 billion), and Capital Projects ($397 million)

segments. The charges for 2012 were primarily related to the asset write down of an exploration property in Papua New Guinea. Refer to pages 40 - 43 for further information.

Income Tax

Income tax expense was $748 million in the third quarter 2013. After adjusting for the impact of net currency translation losses on deferred tax balances and the Pueblo Viejo SLA amendment, the underlying effective tax rate for income in the third quarter 2013 was 30%. Refer to Note 12 for further details.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For Pascua-Lama, and certain of the Australia Pacific segment entities, we have not recognized deferred tax assets that arose subsequent to the impairment booked in second quarter 2013.

BARRICK THIRD QUARTER 2013	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Overview

	For the three months ended September 30			For the nine months ended September 30
Gold	2013	2012	% Change	2013	2012	% Change
Production (000s oz)[1]	1,845	1,779	4%	5,453	5,402	1%
Ore tons mined (000s)	40,215	41,046	(2%)	125,305	122,618	2%
Waste tons mined (000s)	139,884	134,711	4%	405,835	395,678	3%
Total tons mined (000s)	180,099	175,757	2%	531,140	518,296	2%
Ore tons processed (000s)	41,683	37,656	11%	122,899	111,879	10%
Average grade (ozs/ton)	0.053	0.054	(2%)	0.053	0.055	(4%)
Recovery rate	83.5%	87.5%	(5%)	83.7%	87.8%	(5%)
Copper
Production (millions lbs)	139	112	24%	400	338	18%
Ore tons mined (000s)	19,842	14,300	39%	55,226	47,943	15%
Waste tons mined (000s)	26,398	42,029	(37%)	78,494	103,480	(24%)
Total tons mined (000s)	46,240	56,329	(18%)	133,720	151,423	(12%)
Ore tons processed (000s)	21,608	19,212	12%	59,347	53,497	11%
Average grade (percent)	0.510	0.520	(2%)	0.520	0.510	2%

[1]	Reflects our equity share of production.

Gold production for the three months ended September 30, 2013 increased by 4% over the same prior year period, due to higher production in North America, Australia Pacific, and at ABG, partially offset by lower production from South America. Gold production for the nine months ended September 30, 2013 was comparable to the same prior year period, as higher production in North America, Australia Pacific and at ABG, was offset by lower production from South America.

Copper production for the three and nine month periods ended September 30, 2013 increased by 24% and 18%, respectively, over the same prior year periods. Higher production in the third quarter was primarily due to higher production at both Lumwana and Zaldívar. For the nine month period of 2013, higher production at Lumwana was partially offset by slightly lower production at Zaldívar.

Tons Mined and Tons Processed - Gold

Total tons mined for the three and nine months ended September 30, 2013 were 2% higher than the same prior year periods. Ore tons processed for the three and nine month periods ended September 30, 2013 were 11% and 10% higher than the same prior year periods. The increase in tons mined for the three and nine month periods ended September 30, 2013 were primarily due to increased mining activity at Cortez, Pierina and Pueblo Viejo, partially offset by decreased mining activity at Goldstrike and at Porgera. The increase in ore tons processed was primarily due to increases at Pierina and Cortez, partially offset by a decrease at Goldstrike and Bald Mountain.

Average Mill Head Grades - Gold

Average mill head grades for the three and nine month periods ended September 30, 2013 decreased by 2% and 4%, respectively, compared to the same prior year periods, primarily due to lower ore grades from Goldstrike, Cortez, and Pierina, partially offset by higher grades processed at Bald Mountain and Ruby Hill.

Tons Mined and Tons Processed - Copper

Total tons mined for the three and nine month periods ended September 30, 2013 were 18% and 12% lower than the same year prior periods, despite an increase in ore tons mined compared to the same prior year periods. The decrease in tons mined was primarily due to decreased mining activity at Lumwana as a result of a reduction in waste stripping activities. The increase in ore tons processed was due to similar increases at both Lumwana and Zaldívar.

Review of Operating Segments Performance

Barrick’s business is organized into six primary business units: four regional gold businesses, a global copper business, and a Capital Projects business. In July 2013, we sold our oil & gas business (refer to note 4 for further details), therefore we no longer have an oil & gas business unit. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including

BARRICK THIRD QUARTER 2013	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

North America

Summary of Operating Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	108,816	103,004	6%	313,242	310,972	1%
Ore tons processed (000s)	17,825	14,965	19%	48,256	44,562	8%
Average grade (ozs/ton)	0.060	0.061	(2%)	0.066	0.065	2%
Gold produced (000s/oz)	901	795	13%	2,701	2,537	6%
Cost of sales ($ millions)	$717	$517	39%	$1,999	$1,632	22%
Adjusted operating costs (per oz)[1]	$518	$468	11%	$493	$477	3%
All-in sustaining costs (per oz)[1]	$816	$914	(11%)	$798	$870	(8%)

Summary of Financial Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$502	$750	(33%)	$1,985	$2,380	(17%)
Capital expenditures ($ millions)[3]	$316	$370	(14%)	$1,001	$991	1%

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 46 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for the three and nine month periods ended September 30, 2013 was $502 million and $1,985 million, respectively, a decrease of 33% and 17% compared to the same prior year periods. The decreases were primarily due to lower realized gold prices and an increase in cost of sales, partially offset by higher sales volumes. Capital expenditures for the three and nine month periods ended September 30, 2013 were lower by 14% and higher by 1%, respectively, compared to the same prior year periods. The decrease for the three month period ended September 30, 2013 was primarily due to decreased minesite sustaining capital expenditures.

Gold production for the three and nine month periods ended September 30, 2013 were higher by 13% and 6%, respectively, compared to the same prior year periods, primarily due to higher production at Cortez and the start of commercial production at Pueblo Viejo, partially offset by lower production at Goldstrike and Bald Mountain.

Production at Cortez increased by 44% and 7% for the three and nine month periods ended September 30, 2013 mainly as a result of an increase in ore tons being placed on the leach pads, partially offset by lower grades and lower recoveries. For the year, production at Cortez is expected to be in the range of 1.30 to 1.35 million ounces. In 2014, production is expected to decline to about 0.9 to 1.0 million ounces, primarily due to a decrease in ore grades. This will result in an associated increase in costs.

Pueblo Viejo production for the three and nine month periods ended September 30, 2013 was 113 thousand ounces and 331 thousand ounces, respectively, after achieving commercial production in January 2013. The increase in tons milled during the third quarter resulted from the ramp up of the autoclave facility after resolving issues with certain components which affected production during the first two quarters. Production in the first nine months of 2013 was lower than expected as a result of these ongoing modifications and repairs to the autoclave facility. These major modifications have been completed and all four autoclaves are online after being individually tested to design capacity. The new 215 megawatt power plant was commissioned on schedule in the third quarter. The mine is now expected to reach full capacity in the first half of 2014 following completion of de-bottlenecking modifications to the lime circuit.

Production at Goldstrike decreased by 34% and 23% for the three and nine month periods ended September 30,

BARRICK THIRD QUARTER 2013	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

2013, respectively, mainly as a result of the processing of lower grade ore at the autoclave facility, partially offset by increased process throughput. Production at Bald Mountain decreased by 17% and 37%, respectively, compared to the same year prior year periods mainly as a result of a decrease in ore tons placed on the leach pads as the mine goes through a significant development phase in 2013.

Cost of sales for the three and nine month periods ended September 30, 2013 were higher by 39% and 22%, respectively, compared to the same prior year periods, primarily as a result of bringing Pueblo Viejo into commercial production combined with higher depreciation expense at Cortez. This increase was partially offset by an increase in capitalized production phase stripping costs at Cortez, Bald Mountain, and Goldstrike. Adjusted operating costs were $518 per ounce and $493 per ounce, respectively, for the three and nine month periods ended September 30, 2013, up 11% and 3%, respectively, compared to the same prior year periods. The increases were primarily due to Goldstrike producing fewer ounces at a higher adjusted operating cost combined with Pueblo Viejo production at a higher than average adjusted operating cost during the ramp up period. The increases were partially offset by Cortez producing more ounces at a lower adjusted operating cost as a result of increased capitalized production phase stripping. All-in sustaining costs for the three and nine months periods ended September 30, 2013 were lower by 11% and 8%, respectively, compared to the same prior year periods due to lower sustaining capital expenditures and the impact of higher sales volumes.

We continue to expect full year production to be in the range of 3.55 to 3.70 million ounces, adjusted operating costs to be in the range of $475 to $525 per ounce and all-in sustaining costs to be at the high end of the range of $750 to $800 per ounce for the region, primarily due to higher costs at Pueblo Viejo due to lower silver by-product credits as a result of the slower than expected ramp up.

Goldstrike Thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the quarter. This project allows for continued production from the autoclaves and brings forward production of about 4.0 million ounces in the mine plan. First gold production is now expected in the fourth quarter 2014, with an average annual contribution of about 350 to 450 thousand ounces over the first full five years. Total project costs are now expected to be about $585 million, compared to previous estimates of about $450 million, due to increased steel requirements and higher contractor costs.

Goldrush and Cortez District

Over 40% of the exploration budget is allocated to North America, primarily Nevada. The Goldrush project is advancing through prefeasibility, and a number of development options are being considered, including open pit mining, underground mining, or a combination of both. Drilling is currently focused on establishing confidence in the continuity of high grade portions of the deposit in support of the underground development option. These trade-off studies will provide a better understanding of the potential of this quality asset and the economic drivers for development, which will form the basis of the prefeasibility study, which remains on track. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

BARRICK THIRD QUARTER 2013	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

Summary of Operating Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	34,261	34,580	(1%)	109,176	99,670	10%
Ore tons processed (000s)	15,178	14,327	6%	49,652	42,576	17%
Average grade (ozs/ton)	0.027	0.031	(13%)	0.027	0.031	(13%)
Gold produced (000s/oz)	325	394	(18%)	991	1,172	(15%)
Cost of sales ($ millions)	$241	$250	(4%)	$691	$668	3%
Adjusted operating costs (per oz)[1]	$501	$424	18%	$455	$434	5%
All-in sustaining costs (per oz)[1]	$831	$724	15%	$769	$750	3%

Summary of Financial Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$114	$372	(69%)	$640	$1,042	(39%)
Capital expenditures ($ millions)[3]	$91	$97	(6%)	$254	$279	(9%)

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and detailed reconciliation, please see page 46 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for the three and nine month periods ended September 30, 2013 was $114 million and $640 million, respectively, a decrease of 69% and 39%, respectively, over the same prior year periods. The decrease was primarily as a result of lower realized gold prices, lower production levels and a $67 million charge for reclamation costs at Pierina primarily due to its accelerated closure; partially offset by increased silver by-product revenue. Capital expenditures for the three and nine month periods ended September 30, 2013 were lower by 6% and 9%, respectively, compared to the same prior year periods, reflecting lower minesite expansion capital expenditures, partially offset by higher capitalized stripping at Veladero.

Gold production for the three and nine month periods ended September 30, 2013 was lower by 18% and 15%, respectively, compared to the same prior year periods. The decrease in production reflects lower production levels at Lagunas Norte and Veladero for the three month period ended September 30, 2013 and across all of our mines for the nine month period ended September 30, 2013.

Production at Lagunas Norte decreased by 30% and 24% for the three and nine month periods ended September 30, 2013, respectively, primarily as a result of the scheduled decrease in head grade and a build-up of ounces placed on the leach pad. Production at Lagunas Norte is expected to increase in the fourth quarter on higher grades and tons as anticipated in the mine plan and as a result of the newly commissioned carbon-in-column plant, which allows for greater solution flow to the expanded leach pad. Production at Veladero decreased by 11% and 8% for the three and nine month periods ended September 30, 2013, respectively, primarily as a result of the scheduled decrease in head grade and a build up of ounces on the leach pad, due to restrictions on the amount of leach solution associated with permit conditions. We are in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the pad in alignment with permit requirements. Failure to obtain permit amendments in a timely manner would have an increasing impact on future production and potentially on the relationship with IPEEM under the exploitation agreement governing the Company’s right to operate the mine.

Cost of sales for the three and nine month periods ended September 30, 2013 were lower by 4% and higher by 3%, respectively, compared to the same prior year periods. The decrease for the three month period ended September 30, 2013 was primarily due to increased capitalized stripping and lower royalties, partially offset by higher direct mining costs, largely due to increased wages and an increase in power and cyanide consumption. The increase for the nine month period ended September 30, 2013 was due to an increase in mining and processing rates. Adjusted operating costs per ounce were higher by 18% and 5%, to $501 per ounce and $455 per ounce, respectively, for the three and nine month periods ended September 30, 2013 compared to the same prior year periods, primarily due to the impact of lower production levels, partially offset by increased silver by-product credits at Veladero and increased capitalized stripping. All-in sustaining costs for the three and nine months periods ended September 30,

BARRICK THIRD QUARTER 2013	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 were $831 per ounce and $769 per ounce, respectively, higher by 15% and 3%, respectively, compared to the same prior year periods, reflecting higher adjusted operating costs and higher sustaining capital expenditures.

We expect full year production to be at the high end of the range of 1.25 to 1.35 million ounces, adjusted operating costs to be in the range of $475 to $525 per ounce, and all-in sustaining costs to be at the low end of the range of $875 to $925 per ounce for the region.

Australia Pacific

Summary of Operating Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	26,117	27,841	(6%)	74,077	79,880	(7%)
Ore tons processed (000s)	6,959	6,825	2%	19,972	20,153	(1%)
Average grade (ozs/ton)	0.082	0.080	3%	0.081	0.077	5%
Gold produced (000s/oz)	497	481	3%	1,409	1,352	4%
Cost of sales ($ millions)	$420	$517	(19%)	$1,326	$1,455	(9%)
Adjusted operating costs (per oz)[1]	$690	$818	(16%)	$737	$805	(8%)
All-in sustaining costs (per oz)[1]	$945	$1,131	(16%)	$1,023	$1,145	(11%)

Summary of Financial Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$206	$298	(31%)	$725	$837	(13%)
Capital expenditures ($ millions)[3]	$102	$113	(10%)	$333	$361	(8%)

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 46 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for the three and nine month periods ended September 30, 2013 was $206 million and $725 million, respectively, a decrease of 31% and 13%, respectively, over the same prior year periods. The decreases were primarily due to lower realized gold prices, partially offset by a reduction in cost of sales. Capital expenditures for the three and nine month periods ended September 30, 2013 were lower by 10% and 8%, respectively, compared to the same prior year periods, reflecting lower sustaining capital expenditures across all sites; partially offset by increased capitalized production phase stripping costs at Porgera and Cowal.

Gold production for the three and nine month periods ended September 30, 2013 were higher by 3% and 4%, respectively, compared to the same prior year periods. For the three month period ended September 30, 2013, the increase was mainly due to increased production at Yilgarn South and KCGM. For the nine month period ended September 30, 2013, the increase was mainly due to increased production at Cowal. The increases were partially offset by lower production at Kanowna for the three and nine month periods ended September 30, 2013.

Production at Yilgarn South increased by 21% for the three month period ended September 30, 2013, as a result of grade outperformance at Lawlers and increased throughput at Granny Smith. The Yilgarn South sites were sold effective September 30, 2013 (see page 15 of this MD&A). Increased production at KCGM for the three month period ended September 30, 2013 was due to higher processed grade and increased processed tons. Production at Cowal increased by 20% for the nine month period ended September 30, 2013, benefiting from the mining of higher grade ore. Production at Kanowna decreased by 18% and 2% for the three and nine month periods ended September 30, 2013, respectively, mainly due to less tons mined as a result of a change in the mine plan towards only mining higher margin ore.

Cost of sales for the three and nine month periods ended September 30, 2013 was lower by 19% and 9%, respectively, compared to the same prior year periods. The decreases were primarily due to lower direct operating costs as a result of cost saving initiatives adopted throughout the region, particularly with respect to power, consumables, and contract labour as well as the impact of a decrease in our effective Australian dollar exchange rate; partially offset by the impact of increased production levels. Adjusted operating costs per ounce were down 16% and 8%, to $690 per ounce and $737 per ounce respectively, for the three and nine month periods ended September 30, 2013 compared to the same prior year periods, primarily due to a reduction in cost of sales and the impact of increased production on unit production costs. All-in sustaining costs for the three and

BARRICK THIRD QUARTER 2013	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

nine months periods ended September 30, 2013 were $945 per ounce and $1,023 per ounce, respectively, lower by 16% and 11%, respectively, compared to the same prior year periods, reflecting lower adjusted operating costs and a reduction in capital expenditures.

We expect full year production to be at the low end of the range of 1.70 to 1.85 million ounces as a result of the disposition of our Yilgarn South sites, which produced about 340 thousand ounces in the nine months ended September 30, 2013, at the end of third quarter. We expect adjusted operating costs to be at the low end of the range of $800 to $900 per ounce and all-in sustaining costs to be also be at the low end of the range of $1,100 to $1,200 per ounce for the region.

African Barrick Gold

100% basis Summary of Operating Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	14,758	14,321	3%	46,881	37,874	24%
Ore tons processed (000s)	2,329	2,083	12%	6,792	6,208	9%
Average grade (ozs/ton)	0.081	0.079	3%	0.079	0.082	(4%)
Gold produced (000s/oz)	165	148	11%	476	446	7%
Cost of sales ($ millions)	$158	$203	(22%)	$572	$577	(1%)
Adjusted operating costs (per oz)[1]	$748	$1,026	(27%)	$862	$949	(9%)
All-in sustaining costs (per oz)[1]	$1,275	$1,709	(25%)	$1,429	$1,563	(9%)

Summary of Financial Data	For the three months ended September 30			For the three months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$33	$33	—	$66	$144	(54%)
Capital expenditures ($ millions)[3]	$88	$70	26%	$294	$213	38%

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 46 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for the three and nine month periods ended September 30, 2013 was $33 million and $66 million, respectively, in line with and 54% lower than the same prior year periods. The decrease for the nine month period ended September 30, 2013 was primarily due to a lower realized gold price, partially offset by lower cost of sales. Capital expenditures for the three and nine month periods ended September 30, 2013 were higher by 26% and 38%, respectively, compared to the same prior year periods, primarily due to higher minesite expansion capital expenditures at Bulyanhulu related to the CIL expansion project, partially offset by lower sustaining capital at all sites.

Gold production at ABG for the three and nine month periods ended September 30, 2013 totaled 165 thousand ounces (Barrick’s share 122 thousand ounces) and 476 thousand ounces (Barrick’s share 352 thousand ounces), respectively, and were higher by 11% and 7%, respectively, compared to the same prior year periods. The increase in production was primarily due to higher production at North Mara and Buzwagi, partially offset by lower production at Bulyanhulu and Tulawaka.

Production at North Mara increased by 28% and 51% for the three and nine month periods ended September 30, 2013, respectively, mainly as a result of the processing of higher grade ore due to the opening of higher grade areas of the pit as a result of the waste stripping program that was undertaken over the past year and positive changes in the grade control model. This was combined with an increase in throughput, and partially offset by lower mill recoveries due to inconsistencies arising in the oxygen plant during the quarter. Production at Buzwagi increased by 50% and 28% for the three and nine month periods ended September 30, 2013, respectively, mainly due to increased throughput and higher grades. Production at Bulyanhulu decreased by 10% and 23% for the three and nine month periods ended September 30, 2013, respectively, mainly due to mining equipment availability issues and reduced access to stopes, which had a negative impact on tons mined, combined with lower throughput due to plant maintenance that occurred during the quarter. Production at Tulawaka decreased compared to the same prior year periods as mining operations came to an end in first quarter 2013.

BARRICK THIRD QUARTER 2013	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales for the three and nine month periods ended September 30, 2013 decreased by 22% and 1%, respectively, compared to the same prior year periods, primarily due to lower direct operating costs as a result of decreased labour and maintenance costs, and increased capitalized stripping at Buzwagi and North Mara. Adjusted operating costs per ounce were down 27% and 9%, to $748 per ounce and $862 per ounce, respectively, for the three and nine month periods ended September 30, 2013 compared to the same prior year periods. The decrease in third quarter adjusted operating costs reflects the same factors impacting cost of sales, in addition to the benefit of higher production levels on unit production costs. All-in sustaining costs for the three and nine month periods ended September 30, 2013 were down 25% and 9%, to $1,275 per ounce and $1,429 per ounce, respectively, compared to the same prior year periods due to lower adjusted operating costs across all sites, except Tulawaka, and lower sustaining capital expenditures at Buzwagi.

We expect full year equity gold production reflecting our 73.9% ownership of ABG to exceed the top of the range of 0.400 to 0.450 million ounces at adjusted operating costs below the low end of the range of $925 to $975 per ounce and all-in sustaining costs also below the low end of the range of $1,550 to $1,600 per ounce for the region. The improved outlook reflects the implementation of ABG’s operational review.

Capital Projects
Summary of Financial and Operating Data
($ millions)	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income (loss)	(70)	(23)	204%	(287)	(70)	310%
Capital expenditures - initial capital[1]
Pascua-Lama	310	475	(35%)	1,338	1,329	1%
Pueblo Viejo[2]	—	103	(100%)	—	355	(100%)
Cerro Casale	2	5	(60%)	8	16	(50%)
Donlin	4	4	—	10	12	(17%)
Capital expenditures - Infrastructure[1]
Pascua-Lama	20	—	—	55	8	588%
Pueblo Viejo[2]	—	20	(100%)	—	47	(100%)

Total capital expenditures	$336	$607	(45%)	$1,411	$1,767	(20%)
Currency hedge impact (gain) / loss[3]	—	(6)	(100%)	(35)	(15)	133%

Adjusted capital expenditures	336	601	(44%)	1,376	1,752	(21%)

Capital commitments[4]				$405	$1,923	(79%)

[1]	Amounts presented represent our share of capital expenditures on an accrual basis excluding capitalized interest.
[2]	Amounts reflect our Pueblo Viejo project cost before reaching commercial production up to December 2012. Amounts from January 2013 are recorded in North America segment.
[3]	Amounts presented include impacts of our hedge and non-hedge contracts for pre-production capital at our Pascua-Lama and Cerro Casale projects.
[4]	Capital commitments represent purchase obligations as at September 30 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

The decrease in capital expenditures in third quarter 2013 primarily relates to the decrease of expenditures at Pueblo Viejo, as it entered commercial production in January 2013 and amounts are now recorded in the North America segment, combined with the lower spending at our Pascua-Lama project as a result of reduced construction activities due to the requirement to complete the project’s water management system before other construction activities can resume in Chile and our voluntary decision to slow down construction in Argentina.

Care and maintenance costs and severance and demobilization costs related to Pascua-Lama and Jabal Sayid were recognized in other expense and were $31 million and $164 million for the three and nine month periods ended September 30, 2013, respectively.

An update on our Pascua-Lama project is provided on page 15 of this MD&A.

BARRICK THIRD QUARTER 2013	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Copper Summary of Operating Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Copper produced (millions of lbs)	139	112	24%	400	338	18%
Cost of sales ($ millions)	$247	$239	3%	$824	$822	—
C1 cash costs (per lb)[1]	$1.69	$2.01	(16%)	$1.94	$2.09	(7%)
C3 fully allocated costs (per lb)[1]	$2.15	$3.05	(30%)	$2.45	$2.81	(13%)

Summary of Financial Data	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$159	$54	194%	$338	$301	12%
Capital expenditures ($ millions)[3]	$118	$208	(43%)	$342	$555	(38%)

[1]

C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 49 of this MD&A

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for the three and nine month periods ended September 30, 2013 was $159 million and $338 million, respectively, an increase of 194% and 12%, respectively, over the same prior year periods. The increases were the result of higher copper sales volumes combined with lower production costs at Lumwana, which more than offset the lower copper realized price and higher production costs at Zaldívar. Capital expenditures for the three and nine month periods ended September 30, 2013 were lower by 43% and 38%, respectively, compared to the same prior year periods, reflecting lower capital expenditures at Lumwana as development of the Chimiwungo South pit is complete and lower capital expenditures at Jabal Sayid as the process infrastructure construction is now complete.

Copper production for the three and nine month periods ended September 30, 2013 was 139 million pounds and 400 million pounds, respectively, 24% and 18% higher than the same prior year periods. Production at Lumwana increased by 58% and 57% for the three and nine month periods ended September 30, 2013, respectively, primarily due to higher mill throughput and the processing of higher grade ore at higher recoveries. Production at Zaldívar increased by 5% and decreased by 3% for the three and nine month periods ended September 30, 2013, respectively. The increase for the three month period ended September 30, 2013 was mainly due to more tons being processed; partially offset by lower ore grades. For the nine month period ended September 30, 2013, the decrease in production at Zaldívar was mainly due to lower production from the heap leach as a result of lower sulfide recovery.

Cost of sales for the three month period ended September 30, 2013 were 3% higher than the same prior year period, primarily due to higher sales volumes, partially offset by lower production costs at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded in the fourth quarter of 2012. Higher costs at Zaldívar for the three month period ended September 30, 2013 were offset by lower costs at Lumwana despite higher production levels. For the nine month period ended September 30, 2013, cost of sales was in line with the same prior year period. C1 cash costs for the three and nine month periods ended September 30, 2013 were $1.69 per pound and $1.94 per pound, respectively, down 16% and 7%, respectively, from the same prior year periods. The decrease is primarily due to the reduction in costs at Lumwana combined with the impact of higher production levels on unit costs. C3 fully allocated costs per pound for the three and nine month periods ended September 30, 2013 were $2.15 per pound and $2.45 per pound, respectively, down 30% and 13%, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs, together with the impact of lower depreciation expense at Lumwana due to the impairment charges in fourth quarter 2012.

On October 11, 2013 the Zambian government tabled to the National Assembly its proposed budget for the 2014 fiscal year. This budget proposal contains a provision imposing a 10% export tax on semi-processed metals and base metals (including copper blister) designed to encourage additional value added refining of copper within the country. While the provision has yet to be formally adopted, if it is enacted as proposed, it has the potential to have a material adverse effect on the economic viability of the Lumwana mine.

BARRICK THIRD QUARTER 2013	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

We now expect full year copper production to be in the range of about 520 to 550 million pounds, higher than our previous guidance range of 500 to 540 million pounds. We now expect C1 cash costs to be in the range of $1.90 to $2.00 per pound and C3 fully allocated costs to be in the range of $2.40 to $2.60 per pound, both lower than our previous guidance ranges of $1.95 to $2.15 per pound and $2.50 to $2.75 per pound, respectively.

Jabal Sayid

During the third quarter, $6 million was invested in the HCIS compliance project which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received. Management is also using the opportunity in 2013 to study alternate hauling/hoisting options from the underground mine with the goal of improving LOM cash flow when it comes into production.

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound1 in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. We are progressing discussions with DMMR to try to resolve this situation. Should this not be successful, alternatives such as further curtailing or suspending activities on site until a resolution is achieved, are being studied.

[1]	Does not include escalation for future inflation.

BARRICK THIRD QUARTER 2013	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at September 30, 2013	As at December 31, 2012
Total cash and equivalents	$2,283	$2,097
Current assets	3,698	3,660
Non-current assets	33,856	41,721

Total Assets	$39,837	$47,478

Current liabilities excluding short-term debt	$2,492	$2,569
Non-current liabilities excluding long-term debt	5,905	6,330
Debt	15,432	13,943

Total Liabilities	$23,829	$22,842

Total shareholders’ equity	13,619	21,972
Non-controlling interests	2,389	2,664

Total Equity	$16,008	$24,636

Dividends	$450	$750
Debt	$15,432	$13,943
Total common shares outstanding (millions of shares)[1]	1,001	1,001
Key Financial Ratios:
Current ratio[2]	1.78:1	1.30:1
Debt-to-equity[3]	0.96:1	0.57:1
Debt-to-total capitalization[4]	0.47:1	0.46:1
Adjusted return on equity[5]	17%	18%

[1]	Total common shares outstanding do not include 7.5 million stock options. Any increase from December 31, 2012 is due to the exercise of stock options.
[2]	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2013 and December 31, 2012.
[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2013 and December 31, 2012.
[4]	Represents debt divided by capital stock and long-term debt as at September 30, 2013 and December 31, 2012.
[5]	Represents adjusted net earnings divided by average shareholders’ equity as at September 30, 2013 and December 31, 2012.

Balance Sheet Review

Total assets were $40 billion at September 30, 2013, a decrease of $7.6 billion, or 16%, compared to December 31, 2012. The decrease primarily reflects impairments against the carrying value of non-current assets, including $5.2 billion against our Pascua-Lama project and $2.3 billion in goodwill impairments in our global copper, Australian Pacific, Capital Projects and African Barrick Gold segments. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities increased by $1 billion or 4% compared to December 31, 2012, largely due to a net increase in debt of $1.49 billion, offset by a decrease in provisions and accounts payable.

Shareholders’ Equity

As at October 16, 2013	Number of shares
Common shares	1,001,152,426
Stock options	7,445,167

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For the third quarter 2013, other comprehensive income was a loss of $26 million on an after-tax basis. The loss reflected losses of $4 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices,

BARRICK THIRD QUARTER 2013	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

reclassification adjustments totaling $80 million for gains on hedge contracts designated for the third quarter 2013 that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, partially offset by $2 million of losses transferred to earnings related to impaired investments; $4 million of gains recorded as a result of changes in the fair value of investments held during the quarter; $24 million in gains for currency translation adjustments and a $28 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at September 30, 2013 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $146 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years including $150 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012 and closed out in the third quarter of 2013, $45 million in crystallized hedge gains related to our silver contracts as well as $12 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating or capital costs are recorded in earnings or fixed assets, respectively.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at September 30, 2013, our total debt was $15.4 billion (debt net of cash and equivalents was $13.1 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.96:1 and 0.47:1, respectively. This compares to debt as at December 31, 2012 of $13.9 billion (debt net of cash and equivalents was $11.8 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.57:1 and 0.46:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2015. In May 2013, we issued $3.0 billion of debt (refer to note 18 for further details), using $2.0 billion of the net proceeds to repay existing indebtedness on our $4.0 billion revolving credit facility that expires in January 2018 (“2012 Credit Facility”). The key financial covenant in the 2012 Credit Facility (undrawn as at September 30, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $6.4 billion as at September 30, 2013).

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected full year total capital expenditures of about $4.5 to $5.0 billion, including $1.8 to $2.0 billion at our Pascua-Lama project. As part of our disciplined capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. We are also making divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and our Yilgarn South assets in third quarter 2013 for total cash proceeds of $522 million. In July 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity2.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part on our credit ratings at the time.

[1]	Amounts include 60% of the Pueblo Viejo financing and 100% of the ABG financing.
[2]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK THIRD QUARTER 2013	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and equivalents and cash flow

Total cash and cash equivalents as at September 30, 2013 were $2.3 billion3. At quarter end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

Our primary source of liquidity is operating cash flow. In the first nine months of 2013, we generated $3.2 billion in operating cash flow, compared to $4.1 billion of operating cash flow in the first nine month of 2012. The decrease in operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments of $450 million. The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The table below illustrates the impact of changes in gold and copper prices on our earnings and cash flow on an annualized basis, assuming the mid-point of our expected 2013 production levels.

	Change in price	Annualized approximate impact on adjusted net earnings and operating cash flow
Gold	+/- 100/oz	+/-$500 million
Copper	+ $0.50/ lb1	+$ 120 million
Copper	- $0.50/lb1	-$90 million

[1]	Using copper collars, approximately 50% of our expected 2013 production is hedged at a range of $3.50/lb to $4.25/lb.

The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities amounted to $4.0 billion in the nine month period of 2013, a decrease of $892 million compared to the same prior year period, primarily due to a decrease in capital expenditures. Capital expenditures, on a cash basis, were $4.1 billion for the nine month period ended September 30, 2013, a decrease of 13% compared to the same prior year period. The decrease is primarily due to a decrease in sustaining capital, particularly at Cortez and Lumwana and in project capital expenditures; partially offset by an increase in minesite expansion expenditures at Goldstrike, Cortez and Bulyanhulu. Project capital expenditures were 18% lower as increases at Pascua-Lama were more than offset by decreases at Pueblo Viejo and Jabal Sayid.

[3]	Includes $289 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK THIRD QUARTER 2013	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Operating inflows	$1,231	$1,845	$3,223	$4,138

Investing activities
Capital Expenditures[1]	$(1,205)	$(1,659)	$(4,136)	$(4,734)
Divestitures	417	—	417	—
Other	(93)	(60)	(260)	(137)

Total investing outflows	$(881)	$(1,719)	$(3,979)	$(4,871)

Financing activities
Net change in long-term debt	$(441)	$—	$1,398	$623
Dividends	(50)	(200)	(450)	(550)
Funding from non-controlling interests	2	132	34	390
Other	(7)	138	(28)	49

Total financing (outflows) inflows	$(496)	$70	$954	$512

Effect of exchange rate	(1)	4	(12)	8

Change in cash and equivalent	(147)	200	186	(213)

[1]

The amounts include capitalized interest of $51 million for the three months ended September 30, 2013 (2012: $79 million) and $188 million for the nine months ended September 30, 2013 (2012: $333 million).

Financing activities for the nine months ended September 30, 2013 primarily reflects the issuance of $3.0 billion in debt, partially offset by debt repayments of $1.8 billion and dividend payments of $450 million, resulting in a net financing cash inflow of $954 million. This compares to a net financing cash inflow for the nine months ended September 30, 2012 of $512 million, which primarily consists of $2.0 billion in debt securities, $390 million in funding received from non-controlling interests, partially offset by $1.4 billion of debt repayments and dividend payments of $550 million.

Financial Instruments

As of September 30, 2013, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $40 million), five hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 19%. We have 15 counterparties with which we are in a net liability position, for a total net liability of $54 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK THIRD QUARTER 2013	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at September 30, 2013
Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$2,283	million	• Credit
				• Credit
Accounts receivable		$430	million	• Market
				• Market
Available-for-sale securities		$167	million	• Liquidity
Accounts payable		$1,847	million	• Interest rate
Debt		$15,553	million	• Interest rate
Restricted share units		$30	million	• Market
Deferred share units		$5	million	• Market
	CAD	412	million	• Credit
	CLP	138,000	million	• Market/liquidity
	AUD	932	million	• Interest rate
Derivative instruments - currency contracts	ZAR	1,442	million
				• Market/liquidity
				• Credit
Derivative instruments - copper contracts		278	million lbs	• Interest rate
				• Market/liquidity
				• Credit
Derivative instruments - energy contracts	Diesel	6	million bbls	• Interest rate
	Receive float interest rate swaps	$110	million	• Market/liquidity
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$300	million	• Interest rate

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures for both projects and producing mines in the future which, at this point, do not meet the criteria for inclusion in the commitments table which follows. This capital is discretionary and the

Litigation and Claims

We are currently subject to various litigation as disclosed in note 22 to the consolidated interim financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If ultimate decision to incur capital expenditures is subject to our disciplined capital allocation framework, which considers risk-adjusted rates of return, our liquidity profile and market conditions.

we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK THIRD QUARTER 2013	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at September 30, 2013
						2018 and
($ millions)	2013[1]	2014	2015	2016	2017	thereafter	Total
Debt[2]
Repayment of principal	$15	$1,152	$209	$1,620	$120	$12,164	$15,280
Capital leases	11	47	50	44	40	81	273
Interest	310	714	693	668	630	7,471	10,486
Provisions for environmental rehabilitation[3]	94	145	109	86	92	1,920	2,446
Operating leases	12	24	23	17	13	59	148
Restricted share units	1	19	10	—	—	—	30
Pension benefits and other post-retirement benefits	6	23	22	22	22	104	199
Derivative liabilities[4]	10	26	33	23	—	—	92
Purchase obligations for supplies and consumables[5]	321	323	221	80	79	269	1,293
Capital commitments[6]	553	3	1	—	—	—	557
Social development costs	11	48	27	26	26	62	200

Total	$1,344	$2,524	$1,398	$2,586	$1,022	$22,130	$31,004

[1]	Represent the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2013. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 18 to the consolidated interim financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]

Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at September 30, 2013 mainly relate to construction capital at Pascua-Lama.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2012 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 16 of this report, we have announced a new flatter operating model that will be effective early next year. As part of the restructuring, management will assess the impact on internal control over financial reporting and disclosure in 2013 and 2014.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

BARRICK THIRD QUARTER 2013	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2013			2012			2011[2]
($ millions, except where indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$2,985	$3,201	$3,437	$4,189	$3,399	$3,244	$3,644	$3,761
Realized price per ounce – gold	1,323	1,411	1,629	1,714	1,655	1,608	1,691	1,664
Realized price per pound – copper	3.40	3.28	3.56	3.54	3.52	3.45	3.78	3.69
Cost of sales	1,788	1,832	1,844	2,125	1,733	1,729	1,753	1,705
Net earnings (loss)	172	(8,555)	847	(3,013)	649	787	1,039	959
Per share (dollars)[3]	0.17	8.55	0.85	(3.01)	0.65	0.79	1.04	0.96
Adjusted net earnings[4]	577	663	923	1,174	880	821	1,096	1,166
Per share (dollars)[3,4]	0.58	0.66	0.92	1.18	0.88	0.82	1.10	1.17
Operating cash flow	1,231	896	1,085	1,832	1,845	919	1,374	1,224
Adjusted operating cash flow[4]	$1,300	$804	$1,158	$1,912	1,395	$919	$1,476	$1,299

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	2011 information has not been restated to reflect IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 45 of this MD&A.

Until the past several quarters, our financial results reflected a trend of spot gold prices fluctuating around historically high levels, offset by increasing gold and copper production costs, mainly caused by inflationary pressures. In recent quarters, as a result of a renewed emphasis on cost control and maximizing free cash flow, costs have decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $3.8 billion (net of tax effects).

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements. A summary of current accounting policy changes is disclosed in note 2(B) of the accompanying interim consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim financial statements.

BARRICK THIRD QUARTER 2013	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting for impairment of non-current assets

Estimation uncertainty

Our accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. Significant judgments are required in making such estimates, including the selection of appropriate valuation methods (e.g., market multiples, net present value of estimated cash flows) and the relative weighting of values determined by different valuation methods. Significant judgments and assumptions are also required in applying valuation methods, including: (i) for market multiple methods, those with respect to volumes of reserves and resources, the selection and weighting of comparable transactions, and adjustments for factors such as country risk and changes in economic factors to achieve greater comparability; and, (ii) for net present value methods, those with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

In second quarter 2013, we recorded significant impairment charges that relied on assumptions for future metal prices that were made in a period of extreme volatility in such prices.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. Our estimates of volumes of reserves and resources and future production levels and operating and capital costs used in the impairment review in our annual financial statements are prepared following our extensive LOM planning process, completed annually in the fourth quarter. In second quarter 2013, these estimates were prepared based on our 2012 LOM plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of our annual LOM planning process.

Changes in any of the assumptions or estimates used in determining the fair value less cost of disposal could materially impact the impairment analysis.

Goodwill impairment test

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. In second quarter 2013, we determined there were potential indicators of impairment for goodwill, including, a significant decrease in our estimated long-term metal prices, the carrying amount of our consolidated net assets being more than our market capitalization, and the regulatory challenges to the Pascua-Lama project in May 2013. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for potential goodwill impairment. Impairment is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than its value in use (“VIU”). In second quarter 2013, we recorded goodwill impairment charges of $2.3 billion (2012: nil), consisting of $1.0 billion related to our copper segment (2012: nil), $649 million (2012: nil) related to our Australia Pacific segment, $397 million (2012: nil) related to our Capital Projects segment and $185 million (2012: nil) related to African Barrick Gold.

Gold and Capital Projects

With the exception of the Pascua-Lama component of the capital projects segment, FVLCD for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed an estimated long-term gold price of $1,300 per ounce (fourth quarter 2012: $1,700 per ounce) and an estimated long-term silver price of $23 per ounce (fourth quarter 2012: $32 per ounce) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, had not yet been updated to reflect the lower metal prices. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segment of 5% (fourth quarter 2012 average real weighted cost of capital of 5%). Gold companies

BARRICK THIRD QUARTER 2013	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each Cash Generating Unit (“CGU”) within each gold segment and the Capital Projects segment based on the NAV multiples observed in the market in recent periods. In second quarter 2013, we used an average NAV multiple of approximately 1.2 (fourth quarter 2012: 1.2). The fair value for Pascua-Lama was determined by considering both the NPV as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project that existed at the time of the testing. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset. We also determined the fair value for selected assets within Australia based on recent experience in the market for comparable assets.

We recorded a non-current asset impairment charge of $5.1 billion (after any related income tax effects) for Pascua-Lama in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our capital projects segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $397 million, representing all of the goodwill in the segment as the other capital project of Cerro Casale had its recoverable amount reduced to approximately carrying value. The FVLCD of our capital projects segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project.

We recorded non-current asset impairment charges of $219 million (after any related income tax effects) for various CGUs in our Australia Pacific gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our Australia Pacific gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $649 million. The FVLCD of our Australia Pacific gold segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold price assumption.

We recorded non-current asset impairment charges of $502 million (after any related income tax and non-controlling interest effects) for various CGUs in our African Barrick Gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our African Barrick Gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $185 million, representing all of the goodwill in the segment. The FVLCD of our African Barrick Gold segment was negatively impacted in second quarter 2013 by significant changes in the LOM plans for various assets in the segment.

Copper

For our copper segment, with the exception of Lumwana, the FVLCD was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed a long-term copper price of $3.25 per pound (fourth quarter 2012: $3.65 per pound) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, had not yet been updated to reflect the lower metal prices. The future cash flows for each copper mine were discounted using a real weighted average cost of capital ranging from 6% to 8% depending on the location and market risk factors for each mine, which results in an average real weighted cost of capital for the copper segment of approximately 7% (fourth quarter 2012 average real weighted cost of capital of 7%). Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound base primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the on-going optimization program to

BARRICK THIRD QUARTER 2013	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

We recorded a non-current asset impairment charge of $401 million (after any related income tax effects) for the Jabal Sayid project in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $1.0 billion. The FVLCD of our copper segment was negatively impacted in second quarter 2013 by the decrease in our long-term copper price assumption which significantly impacted Jabal Sayid and Zaldívar.

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. In second quarter 2013, we determined there were potential indicators of impairment as noted above. The recoverable amount is calculated using the same FVLCD approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the nine months ended September 30, 2013, we recorded impairment charges of $6.5 billion (after any related income tax and non-controlling interest effects) (2012: $266 million) for non-current assets, as summarized in the table below.

For the nine months ended September 30, 2012, we recorded after-tax impairment charges of $141 million related to an exploration property in Papua New Guinea and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in second quarter 2012.

($ millions)	For the nine months ended September 30
	2013	2012
Copper goodwill	1,033	—
Australia Pacific goodwill	649	—
Capital projects goodwill	397	—
ABG Goodwill	185

Total goodwill impairment charges	$2,264	—

Pascua-Lama	$5,111	—
Buzwagi	423	—
Jabal Sayid	401	—
Kanowna	107	—
North Mara	79
Granny Smith	73	—
Plutonic	14	—
Darlot	25	—
Exploration	89	141
Pierina	98	—
Highland	—	84
Available for sale investments	18	32
Other	18	9

Total after-tax asset impairment charges	$6,456	$266

Total after-tax impairment charges	$8,720	$266

Related income tax effects and NCI	$625	$8

Total impairment charges	$9,345	$274

Subsequent to the end of third quarter 2013, we made a decision to temporarily suspend our Pascua-Lama project. This has been assessed to be a potential indicator of impairment and, accordingly, we will perform an impairment assessment on the project in fourth quarter 2013.

In September 2013, we finalized an agreement with the Government of the Dominican Republic (“the Government”) concerning amendments to the SLA. The amendments will result in significant additional and accelerated tax revenues to the Government and therefore we determined this was a potential indicator of impairment. Based on our current assessment of the economic impact of these amendments, the carrying value of the mine is recoverable.

The significant decrease in our long-term gold and silver price assumptions in second quarter 2013, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases were considered potential indicators of impairment, and, accordingly, we performed an impairment assessment for Pascua-Lama as at June 30, 2013. As a result of this assessment, we have recorded an after-tax impairment charge of $5.1 billion, related to the carrying value of the PP&E at Pascua-Lama in the second quarter of 2013.

BARRICK THIRD QUARTER 2013	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

In second quarter 2013, we recorded an after-tax impairment charge of $401 million (2012: nil) related to the Jabal Sayid project in our copper segment, primarily as a result of the decrease our long-term copper price assumption in second quarter 2013.

In second quarter 2013, we recorded an after-tax impairment charges in our ABG segment of $423 million (2012: nil) related to the Buzwagi mine and $79 million (2012: nil) related to North Mara, primarily as a result of the significant changes in the LOM plans for the assets.

In second quarter 2013, we recorded an after-tax impairment charge of $219 million (2012: nil) related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific gold segment, primarily as a result of the significant decrease in our long-term gold price assumption in second quarter 2013.

In second quarter 2013, we recorded an after-tax impairment charge of $98 million (2012: nil) related to the Pierina mine in our South America gold segment, as a result of a significant change to the mine plan and also the significant decrease in our long-term gold price assumption in second quarter 2013.

Key assumptions and sensitivities

The key assumptions and estimates used in determining the recoverable amount (FVLCD) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are assessed. We performed a sensitivity analysis on all key assumptions and estimates that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

We are currently in the process of updating our LOM plans to maximize cash flows at lower long-term metal price assumptions compared to the prices used in our current LOM plans. This could have a significant negative impact on our year-end 2013 proven and probable reserves and expected future production levels. A significant change in the LOM plan for a mine would be considered a potential indicator of impairment and therefore would require us to conduct an impairment assessment. We expect to complete our revised LOM plans in fourth quarter 2013 and will make the assessment at that time.

In second quarter 2013, we announced our intention to change mine plans, suspend, close or divest our non-core assets in order to improve cash flow. In third quarter 2013, we completed the sale of Barrick Energy and the Yilgarn South mine sites and accelerated the closure of the Pierina mine. For remaining non-core assets, we will continue to review potential divestiture opportunities. These assets do not currently meet the classification criteria as “held for sale” as the completion of any potential transaction is still highly uncertain at this time. The ultimate selling price for these assets would be dependent on a number of factors, including, but not limited to, the number of prospective buyers, debt and equity market conditions, the outlook for metal prices, market discount rates, exchange rates and market multiples and acquisition premiums. The assumptions used by prospective buyers could differ from the assumptions used by management to assess fair value and consequently any disposition of these assets could result in a gain or loss on sale.

Based on the results of the impairment testing performed in second quarter 2013, the carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the test, as well as our remaining assets with expected all-in sustaining costs at the higher end of our portfolio are:

As at September 30, 2013	Carrying value
Pascua-Lama	$1,965
Veladero	1,109
Porgera	1,022
Jabal Sayid	999
Bulyanhulu	993
Lumwana	935
Bald Mountain	506
Turquoise Ridge	497
North Mara	465
Buzwagi	241
Round Mountain	206
Marigold	101
Hemlo	65
Plutonic	35
Kanowna	20

BARRICK THIRD QUARTER 2013	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2012 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in previous reports, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

The new “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that significantly increase the productive capacity of the mine), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that “All-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a byproduct of our gold production from cost per ounce calculations.

BARRICK THIRD QUARTER 2013	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

The table on page 46 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition. We have also included as references additional information as to how each of the adjustments to cost of sales have been calculated.

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Net earnings (losses) attributable to equity holders of the Company	$172	$649	$(7,536)	$2,475
Impairment charges related to intangibles, property, plant and equipment, and investments	9	148	8,721	266
Acquisition/disposition adjustments	18	—	473	(14)
Foreign currency translation (gains)/losses	40	16	95	28
Non-recurring tax adjustments	280	(12)	280	(41)
Non-recurring other expenses	75	8	187	31
Unrealized (gains)/losses on non-hedge derivative instruments	(17)	71	(57)	52
Adjusted net earnings	$577	$880	$2,163	$2,797

Net earnings (losses) per share[2]	0.17	0.65	(7.53)	2.47

Adjusted net earnings per share[2]	0.58	0.88	2.16	2.80
Average shareholders’ equity	$13,570	$24,998	$17,796	$24,307
Adjusted return on equity[3]	17%	14%	16%	15%

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Operating cash flow	$1,231	$1,845	$3,223	$4,138
Settlement of currency and commodity contracts	69	(450)	(5)	(450)
Settlement of contingent consideration	—	—	—	50
Non-recurring tax payments	—	—	56	52

Adjusted operating cash flow	$1,300	$1,395	$3,274	$3,790
Capital expenditures	(1,205)	(1,659)	(4,136)	(4,734)

Free cash flow	$95	$(264)	$(862)	$(944)

BARRICK THIRD QUARTER 2013	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Adjusted Operating Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce

($ millions, except per ounce information in dollars)	Reference	For the three months ended September 30		For the nine months ended September 30
		2013	2012	2013	2012
Cost of sales	A	$1,535	$1,504	$4,619	$4,384
Cost of sales applicable to non-controlling interests[1]	B	(97)	(55)	(281)	(156)
Cost of sales applicable to ore purchase arrangement	C	—	(38)	(47)	(119)
Other metal sales	D	(42)	(36)	(147)	(103)
Realized non-hedge gains/losses on fuel hedges	E	(6)	4	(15)	11
Corporate social responsibility costs related to current operations	F	10	3	32	26
Treatment and refinement charges	Note 6	1	3	4	4

Total production costs		$1,401	$1,385	$4,165	$4,047

Depreciation	G	$(372)	$(338)	$(1,096)	$(982)
Impact of Barrick Energy	H	(8)	(21)	(57)	(66)

Adjusted operating costs		$1,021	$1,026	$3,012	$2,999

General & administrative costs	I	92	110	233	301
Rehabilitation—accretion and amortization (operating sites)	J	29	32	103	96
Mine on-site exploration and evaluation costs	K	17	31	45	81
Mine development expenditures[2]	L	280	295	866	869
Sustaining capital expenditures[2]	L	192	310	654	911

All-in sustaining costs		$1,631	$1,804	$4,913	$5,257

Corporate social responsibility costs not related to current operations	F	1	7	11	16
Rehabilitation—accretion and amortization not related to current operations	J	3	1	8	8
Exploration and evaluation costs (non-sustaining)	K	25	49	87	148
Non-sustaining capital expenditures[2]
Pascua-Lama	L	330	475	1,393	1,337
Pueblo Viejo	L	15	123	32	403
Cortez	L	27	8	123	36
Goldstrike thiosulphate project	L	56	42	152	84
Bulyanhulu CIL	L	15	3	53	4
Other	L	6	9	18	28

All-in costs		$2,109	$2,522	$6,790	$7,321

Ounces sold—consolidated basis (000s ounces)		1,899	1,834	5,653	5,394
Ounces sold—non-controlling interest (000s ounces)[1]		(116)	(42)	(308)	(129)
Ounces sold—equity basis (000s ounces)		1,783	1,792	5,345	5,265

Total production costs per ounce[3]		$785	$775	$780	$769

Adjusted operating costs per ounce[3]		$573	$575	$564	$570
Adjusted operating costs per ounce (on a co-product basis)[3,4]		$593	$591	$588	$587

All-in sustaining costs per ounce[3]		$916	$1,010	$919	$998
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$936	$1,026	$943	$1,015

All-in costs per ounce[3]		$1,184	$1,412	$1,269	$1,390
All-in costs per ounce (on a co-product basis)[3,4]		$1,204	$1,428	$1,293	$1,407

[1]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]	Amounts presented on a co-product basis remove the impact of other metal sales from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK THIRD QUARTER 2013	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

	References

A	Cost of sales – gold

	Cost of sales (statement of income)	$1,788	$1,733	$5,430	$5,172
	Less: cost of sales – copper (Note 5)	(247)	(239)	(824)	(822)
	Direct mining and royalties	206	179	686	642
	Depreciation	41	60	138	180
	Add: Barrick Energy depreciation (Note 4)	5	26	43	78
	Less: Non-gold COS	(11)	(16)	(30)	(44)

	Total Cost of Sales – Gold	$1,535	$1,504	$4,619	$4,384

B	Cost of sales applicable to non-controlling interests

	Cost of sales applicable to ABG
	Direct mining and royalties	$126	$161	$441	$463
	Depreciation	32	42	131	114

	Total related to ABG	$158	$203	$572	$577

	Portion attributable to non-controlling interest	$39	$55	$148	$156

	Cost of sales applicable to Pueblo Viejo
	Direct mining and royalties	$124	$—	$277	$—
	Depreciation	41	—	95	—

	Total related to Pueblo Viejo	$165	$—	$372	$—

	Portion attributable to non-controlling interest	$58	$—	$133	$—

	Cost of sales applicable to non-controlling interests	$97	$55	$281	$156

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6).

E	Realized non-hedge gains/losses on fuel hedges

	Fuel gains/(losses) (Note 18D)	$24	$20	$18	$—
	Less: Unrealized gains/(losses)	(30)	(16)	(33)	11

	Realized non-hedge gains/(losses) on fuel hedges	$(6)	$4	$(15)	$11

F	Corporate social responsibility costs
	CSR costs (Note 10)	$13	$15	$53	$53
	Less: NCI of CSR	—	—	(3)	—
	Less: CSR costs – non-gold	(2)	(5)	(7)	(11)

	Total CSR – gold	$11	$10	$43	$42

	Corporate social responsibility costs related to current operations	10	3	32	26
	Corporate social responsibility costs not related to current operations	1	7	11	16

	Total CSR – gold	$11	$10	$43	$42

BARRICK THIRD QUARTER 2013	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

G	Depreciation – gold

	Depreciation (Note 7)	$441	$398	$1,290	$1,159
	Less: copper depreciation (Note 5)	(41)	(60)	(138)	(180)
	Add: Barrick Energy depreciation (Note 4)	5	26	43	78
	Less: NCI and other non-gold depreciation	(33)	(26)	(99)	(75)

	Total depreciation – gold	$372	$338	$1,096	$982

H	Impact of Barrick Energy

	Revenue related to Barrick Energy (Note 4)	$13	$37	$93	$113
	Less: COS related to Barrick Energy (Note 4)	(10)	(42)	(79)	(125)
	Add: Barrick Energy depreciation (Note 4)	5	26	43	78

	Impact of Barrick Energy	$8	$21	$57	$66

I	General & administrative costs

	Total corporate administration costs (statement of income)	$46	$45	$134	$150
	Less: corporate administration costs – non-gold	(41)	42	(85)	86
	Add: operating segment administration – gold segments (Note 5)	11	15	(3)	34
	Add: non-recurring items	76	8	187	31

	Total general & administrative costs	$92	$110	$233	$301

J	Rehabilitation – accretion and amortization

Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $16 million and $66 million for the three and nine month periods ended September 30, 2013, respectively (2012: $23 million and $67 million) and accretion (note 11) on the rehabilitation provision of our gold operations of $13 million and $37 million for the three and nine month periods ended September 30, 2013, respectively (2012: $9 million and $30 million).

K	Exploration and evaluation costs

	Exploration and evaluation costs (statement of income)	$48	$95	$154	$251
	Less: exploration and evaluation costs – non-gold & NCI	(6)	(15)	(22)	(22)

	Total exploration and evaluation costs – gold	$42	$80	$132	$229

	Exploration & evaluation costs (sustaining)	17	31	45	81
	Exploration and evaluation costs (non-sustaining)	25	49	87	148

	Total exploration and evaluation costs – gold	$42	$80	$132	$229

L	Capital expenditures

	Gold segments (Note 5)	$621	$661	$1,948	$1,873
	Capital projects segment (Note 5)	441	804	1,667	2,356

	Capital expenditures – gold & capital projects	$1,062	$1,465	$3,615	$4,229

	Less: NCI portion	(37)	(65)	(69)	(213)
	Less: capitalized interest (Note 11)	(104)	(152)	(255)	(420)
	Add: capitalized interest relating to copper	—	17	—	76

	Total capital expenditures – gold	$921	$1,265	$3,291	$3,672

	Mine development expenditures	280	295	866	869
	Sustaining capital expenditures	192	310	654	911
	Non-sustaining capital expenditures	449	660	1,771	1,892

	Total capital expenditures – gold	$921	$1,265	$3,291	$3,672

BARRICK THIRD QUARTER 2013	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 Cash Costs per pound and C3 Fully Allocated Costs per pound

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Cost of sales	$247	$239	$824	$822
Depreciation/amortization	(41)	(60)	(138)	(180)
Treatment and refinement charges	34	24	92	69
Corporate social responsibility costs	—	1	2	3
Less: royalties	(12)	(11)	(36)	(23)
Less: non-routine charges	—	(7)	5	(7)
Other metal sales	—	—	(1)	(1)
Other	—	(17)	—	(17)

C1 cash cost of sales	$228	$169	$748	$666

Depreciation/amortization	41	60	138	180
Royalties	12	11	36	23
Non-routine charges	—	7	(5)	7
Administration costs	4	—	13	5
Other expense (income)	5	9	14	14

C3 fully allocated cost of sales	$290	$256	$944	$895

Pounds sold – consolidated basis (millions pounds)	135	84	385	318

C1 cash cost per pound[1]	$1.69	$2.01	$1.94	$2.09

C3 fully allocated cost per pound[1]	$2.15	$3.05	$2.45	$2.81

[1]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the three months ended September 30				For the nine months ended September 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2013	2012	2013	2012	2013	2012	2013	2012
Sales	$2,511	$3,056	$432	$307	$8,202	$8,994	$1,236	$1,148
Sales applicable to non-controlling interests	(163)	(71)	—	—	(434)	(213)	—	—
Sales attributable to ore purchase agreement	—	(40)	—	—	(46)	(130)	—	—
Realized non-hedge gold/copper derivative (losses) gains	—	(2)	(7)	(20)	1	—	(16)	(57)
Treatment and refinement charges	1	3	34	24	4	4	92	69
Export duties	10	19	—	—	39	44	—	—
Other	—	—	—	(17)	—	—	—	(17)

Revenues – as adjusted	$2,359	$2,965	$459	$294	$7,766	$8,699	$1,312	$1,143

Ounces/pounds sold (000s ounces/millions pounds)	1,783	1,792	135	84	5,345	5,265	385	318

Realized gold/copper price per ounce/pound[1]	$1,323	$1,655	$3.40	$3.52	$1,453	$1,652	$3.41	$3.59

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2013	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF INCOME

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30		Nine months ended September 30,
	2013	2012	2013	2012
		(restated - note 2B)		(restated - note 2B)
Revenue (notes 5 and 6)	$2,985	$3,399	$9,585	$10,245

Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,788	1,733	5,430	5,172
Corporate administration	46	45	134	150
Exploration and evaluation (note 8)	48	95	154	251
Other expense (income) (note 10A)	223	144	569	342
Impairment charges (note 10B)	13	152	9,345	274
Loss from equity investees	—	2	—	8
Loss (gain) on non-hedge derivatives (note 18D)	(19)	75	(74)	75

Income (loss) before finance items and income taxes	886	1,153	(5,973)	3,973
Finance items
Finance income	2	3	7	9
Finance costs (note 11)	(122)	(33)	(391)	(130)

Income (loss) from continuing operations before income taxes	766	1,123	(6,357)	3,852
Income tax expense (note 12)	(748)	(461)	(968)	(1,334)

Income (loss) from continuing operations	18	662	(7,325)	2,518
Loss from discontinued operations (note 4B)	(9)	(10)	(506)	(24)

Net income (loss)	$9	$652	$(7,831)	$2,494

Attributable to:
Equity holders of Barrick Gold Corporation	$172	$649	$(7,536)	$2,475
Non-controlling interests (note 21)	$(163)	$3	$(295)	$19

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Income (loss) from continuing operations
Basic	$0.18	$0.66	$(7.02)	$2.50
Diluted	$0.18	$0.66	$(7.02)	$2.50

Loss from discontinued operations
Basic	$(0.01)	$(0.01)	$(0.51)	$(0.03)
Diluted	$(0.01)	$(0.01)	$(0.51)	$(0.03)

Net income (loss)
Basic	$0.17	$0.65	$(7.53)	$2.47
Diluted	$0.17	$0.65	$(7.53)	$2.47

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2013	50	FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
		(restated - note 2B)		(restated - note 2B)
Net income (loss)	$9	$652	$(7,831)	$2,494
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil, $2, $4 and $1	4	13	(22)	(24)
Realized (gains) losses and impairments on AFS financial securities, net of tax $nil, $nil, $2 and $2	2	1	13	29
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $8, $16, $7 and $14	4	82	(51)	141
Realized gains on derivatives designated as cash flow hedges, net of tax $20, $25, $61 and $70	(60)	(81)	(242)	(240)
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	24	36	(74)	37

Total other comprehensive income (loss)	(26)	51	(376)	(57)

Total comprehensive income (loss)	$(17)	$703	$(8,207)	$2,437

Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$135	$672	$(7,375)	$2,393
Discontinued operations	$11	$28	$(537)	$25
Non-controlling interests	$(163)	$3	$(295)	$19

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2013	51	FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOW

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
		(restated - note 2B)		(restated - note 2B)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$18	$662	$(7,325)	$2,518
Adjusted for the following items:
Depreciation	441	398	1,290	1,159
Finance costs (excludes accretion)	105	22	341	90
Impairment charges (note 10B)	13	152	9,345	274
Income tax expense (note 12)	748	461	968	1,334
Increase in inventory	(47)	(228)	(280)	(410)
Proceeds from settlement of hedge contracts	—	450	219	450
(Gain) loss on non-hedge derivatives	(19)	75	(74)	75
(Gain) loss on sale of long-lived assets/investments	(16)	2	(25)	(18)
Other operating activities (note 13A)	166	83	(266)	(208)

Operating cash flows before interest and income taxes	1,409	2,077	4,193	5,264
Interest paid	(36)	(6)	(253)	(73)
Income taxes paid	(141)	(250)	(767)	(1,217)

Net cash provided by operating activities from continuing operations	1,232	1,821	3,173	3,974
Net cash (used in) provided by operating activities from discontinued operations	(1)	24	50	164

Net cash provided by operating activities	1,231	1,845	3,223	4,138

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,205)	(1,659)	(4,136)	(4,734)
Sales proceeds	—	5	3	14
Acquisitions	—	—	—	(15)
Divestitures	417	—	417	—
Investments
Sales	—	2	18	169
Other investing activities (note 13B)	(86)	(45)	(217)	(210)

Net cash used in investing activities from continuing operations	(874)	(1,697)	(3,915)	(4,776)
Net cash used in investing activities from discontinued operations	(7)	(22)	(64)	(95)

Net cash used in investing activities	(881)	(1,719)	(3,979)	(4,871)

FINANCING ACTIVITIES
Proceeds on exercise of stock options	—	1	1	6
Long-term debt
Proceeds	124	—	5,234	2,000
Repayments	(565)	—	(3,836)	(1,377)
Dividends	(50)	(200)	(450)	(550)
Funding from non-controlling interests	2	132	34	390
Deposit on silver sale agreement	—	137	—	137
Other financing activities (note 13C)	(7)	—	(29)	(25)

Net cash (used in) provided by financing activities from continuing operations	(496)	70	954	581
Net cash used in financing activities from discontinued operations	—	—	—	(69)

Net cash (used in) provided by financing activities	(496)	70	954	512

Effect of exchange rate changes on cash and equivalents	(1)	4	(12)	8

Net increase (decrease) in cash and equivalents	(147)	200	186	(213)
Cash and equivalents at beginning of period (note 18A)	2,430	2,336	2,097	2,749

Cash and equivalents at end of period (note 18A)	$2,283	$2,536	$2,283	$2,536

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2013	52	FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED BALANCE SHEETS

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,	As at January 1,
	2013	2012	2012
		(restated – note 2B)	(restated – note 2B)
ASSETS
Current assets
Cash and equivalents (note 18A)	$2,283	$2,097	$2,749
Accounts receivable	430	449	426
Inventories (note 14)	2,776	2,585	2,498
Other current assets	492	626	876

Total current assets	5,981	5,757	6,549

Non-current assets
Equity in investees	24	20	341
Other investments	167	78	161
Property, plant and equipment (note 15)	23,529	29,277	29,076
Goodwill (note 16)	6,415	8,837	9,626
Intangible assets	323	453	569
Deferred income tax assets	541	437	409
Non-current portion of inventory (note 14)	1,594	1,555	1,153
Other assets	1,263	1,064	1,002

Total assets	$39,837	$47,478	$48,886

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,847	$2,267	$2,085
Debt (note 18B)	861	1,848	196
Current income tax liabilities	358	41	306
Other current liabilities	287	261	326

Total current liabilities	3,353	4,417	2,913

Non-current liabilities
Debt (note 18B)	14,571	12,095	13,173
Provisions	2,260	2,812	2,326
Deferred income tax liabilities	2,731	2,668	4,231
Other liabilities	914	850	689

Total liabilities	23,829	22,842	23,332

Equity
Capital stock (note 20)	17,935	17,926	17,892
Retained earnings (deficit)	(4,717)	3,269	4,562
Accumulated other comprehensive income	87	463	595
Other	314	314	314

Total equity attributable to Barrick Gold Corporation shareholders	13,619	21,972	23,363
Non-controlling interests (note 21)	2,389	2,664	2,191

Total equity	16,008	24,636	25,554

Contingencies and commitments (notes 14, 15 and 22)

Total liabilities and equity	$39,837	$47,478	$48,886

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2013	53	FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2013 (restated – note 2B)	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636

Net loss	—	—	(7,536)	—	—	(7,536)	(295)	(7,831)
Total other comprehensive loss	—	—	—	(376)	—	(376)	—	(376)

Total comprehensive loss	—	—	(7,536)	(376)	—	(7,912)	(295)	(8,207)

Transactions with owners
Dividends	—	—	(450)	—	—	(450)	—	(450)
Issued on exercise of stock options	44	1	—	—	—	1	—	1
Recognition of stock option expense	—	8	—	—	—	8	—	8
Funding from non-controlling interests	—	—	—	—	—	—	34	34
Other decrease in non-controlling interests	—	—	—	—	—	—	(14)	(14)

Total transactions with owners	44	9	(450)	—	—	(441)	20	(421)

At September 30, 2013	1,001,152	$17,935	$(4,717)	$87	$314	$13,619	$2,389	$16,008

At January 1, 2012	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554

Net income	—	—	2,475	—	—	2,475	19	2,494
Total other comprehensive loss	—	—	—	(57)	—	(57)	—	(57)

Total comprehensive income (loss)	—	—	2,475	(57)	—	2,418	19	2,437

Transactions with owners
Dividends	—	—	(550)	—	—	(550)	—	(550)
Issued on exercise of stock options	168	6	—	—	—	6	—	6
Recognition of stock option expense	—	13	—	—	—	13	—	13
Funding from non-controlling interests	—	—	—	—	—	—	390	390
Other decrease in non-controlling interests	—	—	—	—	—	—	(21)	(21)

Total transactions with owners	168	19	(550)	—	—	(531)	369	(162)

At September 30, 2012 (restated – note 2B)	1,000,591	$17,911	$6,487	$538	$314	$25,250	$2,579	$27,829

[1]	Includes cumulative translation losses at September 30, 2013: $61 million (September 30, 2012: gain of $15 million).

[2]

Includes additional paid-in capital as at September 30, 2013: $276 million (December 31, 2012: $276 million; September 30, 2012: $276 million) and convertible borrowings – equity component as at September 30, 2013: $38 million (December 31, 2012: $38 million; September 30, 2012: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2013	54	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMW are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian shillings, Japanese yen, Argentinean pesos, British Pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2012, and have been consistently applied in the preparation of these interim financial statements except as noted for accounting policy changes in note 2B. These interim consolidated financial statements were authorized for issuance by the Board of Directors on October 30, 2013.

Certain comparatives have been restated to conform to current presentation.

B) Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition of control focuses on the need to have power over investee, exposure to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns. We conducted a review of all our non-wholly owned entities and structured entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. As a result of adopting IFRS 11, we have classified our interest in the Donlin Gold project as a joint operation. Our 50% interest in the project was previously accounted for using the equity method of accounting.

As a result of the change in accounting, we now recognize our share of the project’s assets, liabilities, revenue and expenses. This change in accounting was adopted as at January 1, 2012 by the derecognition of our equity

BARRICK THIRD QUARTER 2013	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

investment and the recognition of our share of the project’s assets, liabilities, revenues and expenses.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in note 19.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. We have adopted IFRIC 20 effective January 1, 2013. Upon adoption of IFRIC 20, we assessed the stripping asset on the balance sheet as at January 1, 2012 and determined that there are identifiable components of the ore body with which this stripping asset can be associated, and therefore no balance sheet adjustment was recorded. The adoption of IFRIC 20 has resulted in increased capitalization of waste stripping costs and a reduction in our cost of sales in 2012. If we had not adopted the standard, our net income and capitalized waste stripping costs for current and comparative periods would have decreased.

For the quantitative impact of adopting IFRS 11 and IFRIC 20 on our prior year consolidated financial statements and of the impact of the discontinued operations of our energy business, please refer to tables below.

Adjustments to the consolidated balance sheets:

	As at January 1, 2012	Adjustments for Changes in Accounting Policy		As at January 1, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)
Cash and equivalents	$2,745	$4	$—	$2,749
Equity in investees	440	(99)	—	341
Property, plant and equipment	28,979	97	—	29,076
Accounts payable	(2,083)	(2)	—	(2,085)

Increase in net assets		$—	$—

	As at December 31, 2012	Adjustments for Changes in Accounting Policy		As at December 31, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)
Cash and equivalents	$2,093	$4	$—	$2,097
Inventories	4,387	—	(247)	4,140
Equity in investees	135	(115)	—	20
Property, plant and equipment	28,717	113	447	29,277
Deferred income tax assets	443	—	(6)	437
Accounts payable	(2,265)	(2)	—	(2,267)
Deferred income tax liabilities	(2,602)		(66)	(2,668)

Increase in net assets		$—	$128

BARRICK THIRD QUARTER 2013	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Adjustments to the consolidated statements of income:

For the three months ended September 30	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[2]	2012
	(previously stated)	IFRS 11[1]	IFRIC 20		(restated)
Revenue	$3,436	$—	$—	$(37)	$3,399
Cost of sales	1,825	—	(50)	(42)	1,733
Other expense (income)	152	—	—	(8)	144
Finance costs	(33)	—	—	—	(33)
Income tax expense	(438)	—	(20)	(3)	(461)

(Increase) decrease in net income		$—	$(30)	$10

For the nine months ended September 30	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[2]	2012
	(previously stated)	IFRS 11[1]	IFRIC 20		(restated)
Revenue	$10,358	$—	$—	$(113)	$10,245
Cost of sales	5,425	—	(128)	(125)	5,172
Other expense (income)	358	—	—	(16)	342
Finance costs	(133)	—	—	3	(130)
Income tax expense	(1,278)	—	(49)	(7)	(1,334)

(Increase) decrease in net income		$—	$(79)	$24

[1]	Due to the nature of activities at Donlin Gold, there was no impact on net income.
[2]	Refer to note 4B.

Adjustments to the consolidated statements of cash flow:

For the three months ended September 30	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$622	$—	$30	$10	$662
Adjusted for the following items:
Depreciation	413	—	11	(26)	398
Income tax expense	438	—	21	2	461
Increase in inventory	(282)	—	54	—	(228)
Other operating items	93	—	—	(10)	83

Net cash (provided by) used in operating activities from continuing operations		—	116	(24)

Capital expenditures	(1,561)	(4)	(116)	22	(1,659)
Other investing activities	(49)	4		—	(45)

Net cash (provided by) used in investing activities from continuing operations		—	(116)	22

Net increase in cash and equivalents	200	—	—	—	200
Cash and equivalents at beginning of period	2,330	6	—	—	2,336

Cash and equivalents at end of period	$2,530	$6	$—	$—	$2,536

BARRICK THIRD QUARTER 2013	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$2,415	$—	$79	$24	$2,518
Adjusted for the following items:
Depreciation	1,211	—	26	(78)	1,159
Finance costs	92			(2)	90
Income tax expense	1,278	—	49	7	1,334
Increase in inventory	(615)	—	205		(410)
Other operating items	(92)	(1)	—	(115)	(208)

Net cash (provided by) used in operating activities from continuing operations		(1)	359	(164)

Capital expenditures	(4,458)	(12)	(359)	95	(4,734)
Other investing activities	(225)	15	—	—	(210)

Net cash (provided by) used in investing activities from continuing operations		3	(359)

Long-term debt
Repayments	(1,446)	—	—	69	(1,377)

Net cash used in financing activities from continuing operations		—	—	69

Net (decrease) increase in cash and equivalents	(215)	2	—	—	(213)
Cash and equivalents at beginning of period	2,745	4	—	—	2,749

Cash and equivalents at end of period	$2,530	$6	$—	$—	$2,536

[1]	Refer to note 4B.

Adjustments to the consolidated statements of income:

For the year ended December 31	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Revenue	$14,547	$—	$—	$(153)	$14,394
Cost of sales	7,654	—	(232)	(165)	7,257
Impairment	6,470	—	32	(208)	6,294
Other expense (income)	564	1	—	(24)	541
Loss from equity investees	(13)	1	—	—	(12)
Finance costs	(177)	—	—	3	(174)
Income tax recovery (expense)	236	—	(72)	(62)	102

Increase in net income from continuing operations		$—	$128	$185

BARRICK THIRD QUARTER 2013	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Adjustments to the consolidated statements of cash flow:

For the year ended December 31	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$(677)	$—	$128	$185	$(364)
Adjusted for the following items:
Depreciation	1,722	—	31	(102)	1,651
Finance costs (excludes accretion)	123	—	—	(2)	121
Impairment charges	6,470	—	32	(208)	6,294
Income tax expense (recovery)	(236)	—	72	62	(102)
Increase in inventory	(616)	—	256	—	(360)
Other operating items	(186)	(2)	—	(137)	(325)

Net cash (provided by) used in operating activities from continuing operations		(2)	519	(202)

Capital expenditures	(6,369)	(15)	(519)	130	(6,773)
Other investing activities	(152)	17	—	—	(135)

Net cash (provided by) used in investing activities from continuing operations		2	(519)	130

Long-term debt
Repayments	(1,462)	—	—	69	(1,393)

Net cash used in financing activities from continuing operations		—	—	69

Net decrease in cash and equivalents	(652)	—	—	—	(652)
Cash and equivalents at beginning of period	2,745	4	—	—	2,749

Cash and equivalents at end of period	$2,093	$4	$—	$—	$2,097

1 Refer to note 4B.

C) New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income rather than the income statement.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2012. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to

BARRICK THIRD QUARTER 2013	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Notes 3 and 26 of the 2012 annual consolidated financial statements.

A) Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended September 30, 2013 was a decrease of $9 million (2012: $11 million decrease) and for the nine months ended September 30, 2013 was a decrease of $38 million (2012: $35 million decrease). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended September 30, 2013 was an increase of $3 million (2012: $1 million increase) and for the nine months ended September 30, 2013 was an increase of $8 million (2012: $7 million increase).

B) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. During the third quarter of 2013, we recorded a $6 million increase (2012: $64 million decrease) in discount rate adjustments to the PER at our minesites primarily due to changes in US dollar real risk-free pre-tax discount rate.

In addition, during the third quarter 2013, we made the decision to initiate closure of the Pierina mine in Peru, resulting in an increase of $67 million to our provision, which has been recorded in other expense.

C) Impairment of non-current assets

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. Refer to note 17 for further details.

D) Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

As part of our capital allocation strategy, we are evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. We are also making divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and our Yilgarn South assets in third quarter 2013 for total cash proceeds of $522 million. In second quarter 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further step to improve liquidity (The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board).

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at September 30, 2013) requires Barrick to maintain a consolidated tangible net worth (CTNW”) of at least $3.0 billion (Barrick’s CTNW was $6.4 billion as at September 30, 2013).

BARRICK THIRD QUARTER 2013	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

E) Pueblo Viejo Special Lease Agreement (“SLA”)

During third quarter 2013, an amendment to the SLA was substantively enacted in the Dominican Republic (see Note 12). An estimate of the tax impact of the amendment has been included in income tax expense for the third quarter. The amendment is complex, and the estimate of the tax impact required judgment and assumptions, which could differ from the actual results. Any significant change in the tax impact will be recorded in the period of change as a change in estimate.

4 > DIVESTITURES

A) Disposition of Yilgarn South assets

On September 30, 2013, we recorded the sale of Yilgarn South assets, which comprised of Granny Smith, Lawlers and Darlot mines from our Australia Pacific region for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares (“GFL”), of which $30 million of the cash was collected in third quarter 2013, in accordance with the terms of sale, and the remainder will be collected in the fourth quarter 2013. We measured the GFL shares using the quoted market price at September 30, 2013 and there are no restrictions on when we can divest these shares. As a result of this sale, we recognized a gain of $16 million, after allocating $63 million related to goodwill, for the nine month period ended September 30, 2013, representing the difference between the net proceeds and our carrying value.

B) Disposition of Barrick Energy

On July 31, 2013, we closed the sale of Barrick Energy for total proceeds of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale of this non-core holding, we recognized a loss of $519 million, including $90 million related to goodwill, for the nine month period ended September 30, 2013 representing the difference between the net proceeds and our carrying value.

The condensed statements of income for Barrick Energy for the three and nine months ended September 30, 2013 is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Revenue	$13	$37	$93	$113
Cost of sales[1]	10	42	79	125
Loss on re-measurement	13	—	519	—
Other expense	—	8	13	16

Loss before finance items and income taxes	(10)	(13)	(518)	(28)
Finance items	—	—	(1)	(3)

Loss before income taxes	(10)	(13)	(519)	(31)
Income tax recovery	1	3	13	7

Net loss	$(9)	$(10)	$(506)	$(24)

[1]	Includes depreciation of $5 million for the three months ended September 30, 2013 (2012: $26 million) and $43 million for the nine months ended September 30, 2013 (2012: $78 million)

BARRICK THIRD QUARTER 2013	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into six primary operating segments: four regional gold businesses, a global copper business unit, and a capital projects business. In July 2013, we sold our oil & gas business (refer to note 4B for further details), therefore we will no longer have the business unit going forward. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at a business unit level. Therefore, these business units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended		Direct mining		Exploration &	Operating segment	Other expenses	Segment
September 30, 2013	Revenue	& royalties	Depreciation	evaluation	administration	(income)[1]	income (loss)[2]
Gold
North America	$1,248	$506	$211	$9	$10	$10	$502
South America	439	173	68	2	5	77	114
Australia Pacific	646	336	84	7	9	4	206
ABG	220	126	32	3	11	15	33
Copper[3]	432	206	41	1	4	21	159
Capital Projects[4]	—	—	1	—	8	61	(70)

	$2,985	$1,347	$437	$22	$47	$188	$944

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended
September 30, 2012		Direct mining		Exploration &	Operating segment	Other expenses	Segment
(restated)	Revenue	& royalties	Depreciation	evaluation	administration	(income)[1]	income (loss)[2]
Gold
North America	$1,334	$378	$139	$13	$14	$40	$750
South America	654	180	70	3	12	17	372
Australia Pacific	842	437	80	17	13	(3)	298
ABG	262	161	42	7	13	6	33
Copper[3]	307	179	60	2	—	12	54
Capital Projects[4]	—	—	2	$(1)	5	17	(23)

	$3,399	$1,335	$393	$41	$57	$89	$1,484

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended		Direct mining		Exploration &	Operating segment	Other expenses	Segment
September 30, 2013	Revenue	& royalties	Depreciation	evaluation	administration	(income)[1]	income (loss)[2]
Gold
North America	$4,066	$1,428	$571	$16	$41	$25	$1,985
South America	1,462	505	186	9	16	106	640
Australia Pacific	2,104	1,080	246	19	24	10	725
ABG	717	441	131	11	27	41	66
Copper[3]	1,236	686	138	1	13	60	338
Capital Projects[4]	—	—	2	—	25	260	(287)

	$9,585	$4,140	$1,274	$56	$146	$502	$3,467

BARRICK THIRD QUARTER 2013	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended		Direct mining		Exploration &	Operating segment	Other expenses	Segment
September 30, 2012 (restated)	Revenue	& royalties	Depreciation	evaluation	administration	(income)[1]	income (loss)[2]
Gold
North America	$4,144	$1,199	$433	$35	$43	$54	$2,380
South America	1,783	486	182	7	23	43	1,042
Australia Pacific	2,375	1,223	232	40	37	6	837
ABG	795	463	114	18	38	18	144
Copper[3]	1,148	642	180	8	6	11	301
Capital Projects[4]	—	—	3	$(1)	16	52	(70)

	$10,245	$4,013	$1,144	$107	$163	$184	$4,634

[1]

Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2013, accretion expense was $17 million (2012: $11 million) and for the nine months ended September 30, 2013, accretion expense was $50 million (2012: $40 million)

[2]

We manage the performance of our business units using a measure of income before interest and taxes; consequently, interest income, interest expense and income taxes are not allocated to our regional business units and therefore, not reflected in segment income (loss).

[3]	The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.
[4]	The Capital Projects segment relates to our interests in our significant gold projects under construction.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30
	2013	2012 (restated)	2013	2012 (restated)
Segment income	$944	$1,484	$3,467	$4,634
Depreciation of corporate assets	(4)	(5)	(16)	(15)
Exploration not managed by segments	(25)	(55)	(94)	(149)
Evaluation not managed by segments	(1)	(1)	(4)	(3)
Corporate administration	(46)	(45)	(134)	(150)
Other income (expenses)	(5)	(9)	29	(35)
Impairment charges	(13)	(152)	(9,345)	(274)
Finance income	2	3	7	9
Finance costs (excludes accretion)	(105)	(22)	(341)	(90)
Gain (loss) on non-hedge derivatives	19	(75)	74	(75)

Income (loss) from continuing operations before income taxes	$766	$1,123	$(6,357)	$3,852

BARRICK THIRD QUARTER 2013	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information	Total Assets		Segment capital expenditures[1]
			For the three months ended		For the nine months ended
	As at September 30	As at December 31	September 30		September 30
	2013	2012 (restated)	2013	2012 (restated)	2013	2012 (restated)
Gold
North America	$14,694	$9,095	$340	$379	$1,059	$1,012
South America	2,239	3,127	91	97	260	279
Australia Pacific	3,103	4,349	102	114	333	366
ABG	1,588	2,480	88	71	296	216
Copper	5,796	7,250	118	242	342	651
Capital Projects	5,076	13,136	441	804	1,667	2,356
Barrick Energy	—	955	—	—	—	—

Segment total	32,496	40,392	1,180	1,707	3,957	4,880
Cash and equivalents	2,283	2,097
Other current assets	3,698	3,660
Other investments	167	78
Intangible assets	323	453
Deferred income tax assets	541	437
Other items not allocated to segments	329	361	2	6	6	24

Total	$39,837	$47,478	$1,182	$1,713	$3,963	$4,904

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended September 30, 2013, cash expenditures were $1,205 million (2012: $1,659 million) and the decrease in accrued expenditures was $23 million (2012: $54 million increase). For the nine months ended September 30, 2013, cash expenditures were $4,136 million (2012: $4,734 million) and the decrease in accrued expenditures was $173 million (2012: $170 million increase).

BARRICK THIRD QUARTER 2013	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Gold bullion sales[1]
Spot market sales	$2,463	$2,984	$8,024	$8,746
Concentrate sales[2]	48	72	178	248

	2,511	3,056	8,202	8,994
Copper sales[1]
Copper cathode sales	248	162	735	737
Concentrate sales[2]	184	145	501	411

	432	307	1,236	1,148

Other metal sales	42	36	147	103

Total	$2,985	$3,399	$9,585	$10,245

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 18C).
[2]

Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the three months ended September 30, 2013, treatment charges and refinement charges for gold were $1 million (2012: $3 million) and for copper was $34 million (2012: $24 million). For the nine months ended September 30, 2013, treatment charges and refinement charges for gold were $4 million (2012: $4 million) and for copper was $92 million (2012: $69 million).

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at September 30, 2013 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US $M
For the nine months ended September 30	2013	2012	2013	2012
Copper pounds	65	45	$21	$17
Gold ounces	19	15	3	3

For the three months ended September 30, 2013, our provisionally priced copper sales included provisional pricing gain of $15 million (2012: $9 million gain) and our provisionally priced gold sales included provisional pricing losses of $1 million (2012: $5 million gain). For the nine months ended September 30, 2013, our provisionally priced copper sales included provisional pricing losses of $10 million (2012: $12 million gains) and our provisionally priced gold sales included provisional pricing losses of $8 million (2012: $4 million gain).

At September 30, 2013, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.30/lb (2012: $3.73/lb) and $1,349/oz (2012: $1,743/oz) respectively. The sensitivities in the above table have been determined with the impact of a 10 percent change in commodity prices, while holding all other variables constant.

7 > COST OF SALES

	For the three months ended September 30		For the nine months ended September 30
		2012		2012
	2013	(restated)	2013	(restated)
Direct mining cost[1,2]	$1,273	$1,234	$3,892	$3,754
Depreciation	441	398	1,290	1,159
Royalty expense	74	101	248	259

	$1,788	$1,733	$5,430	$5,172

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $7 million for the three months ended September 30, 2013 (2012: $11 million) and $25 million for the nine months ended September 30, 2013 (2012: $36 million)

[2]	Direct mining cost includes the costs of extracting by-products.

8 > EXPLORATION AND EVALUATION

	For the three months ended September 30		For the nine months ended September 30
		2012		2012
	2013	(restated)	2013	(restated)
Exploration:
Minesite exploration	$12	$19	$38	$50
Global programs	25	55	94	149

	37	74	132	199
Evaluation costs	11	21	22	52

Exploration and evaluation expense[1]	$48	$95	$154	$251

[1]	Approximates the impact on operating cash flow.

BARRICK THIRD QUARTER 2013	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2013		2012 (restated)		2013		2012 (restated)
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations	$18	$18	$662	$662	$(7,325)	$(7,325)	$2,518	$2,518
Loss from discontinued operations	(9)	(9)	(10)	(10)	(506)	(506)	(24)	(24)
Loss (income) attributable to non-controlling interests	163	163	(3)	(3)	295	295	(19)	(19)

Net income (loss) attributable to equity holders of
Barrick Gold Corporation	$172	$172	$649	$649	$(7,536)	$(7,536)	$2,475	$2,475

Weighted average shares outstanding	1,001	1,001	1,001	1,001	1,001	1,001	1,001	1,001
Effect of dilutive securities—stock options	—	—	—	—	—	—	—	—

	1,001	1,001	1,001	1,001	1,001	1,001	1,001	1,001

Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Income (loss) from continuing operations	$0.18	$0.18	$0.66	$0.66	$(7.02)	$(7.02)	$2.50	$2.50
Loss from discontinued operations	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.51)	$(0.51)	$(0.03)	$(0.03)
Net income (loss)	$0.17	$0.17	$0.65	$0.65	$(7.53)	$(7.53)	$2.47	$2.47

10 > OTHER CHARGES

A Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
		2012		2012
	2013	(restated)	2013	(restated)
Operating segment administration[1]	$47	$57	$146	$163
Corporate social responsibility	13	15	53	53
Changes in estimate of rehabilitation costs at closed mines	72	15	20	31
Currency translation losses[2]	21	11	62	11
Severance and demobilization costs	11	—	87	—
Project care and maintenance costs	28	—	97	—
(Gain) loss on sale of long-lived assets/investments	(16)	2	(25)	(18)
Other Income	(2)	(4)	(23)	(23)
Other expensed items	49	48	152	125

Total	$223	$144	$569	$342

[1]	Relates to costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital.

B Impairment Charges

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Impairment of long-lived assets[1]	$12	$141	$6,948	$141
Impairment of other intangibles[1]	—	—	112	—
Impairment of other investments	—	10	—	96

	12	151	7,060	237
Impairment of goodwill[1]	—	—	2,264	—
Impairment of available for sale investments	1	1	21	37

Total	$13	$152	$9,345	$274

[1]	Refer to note 17 for further details.

BARRICK THIRD QUARTER 2013	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > FINANCE COSTS

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Interest	$202	$171	$577	$501
Amortization of debt issue costs	6	3	19	10
Losses (gains) on interest rate hedges	1	—	—	(1)
Interest capitalized	(104)	(152)	(255)	(420)
Accretion	17	11	50	40

Total	$122	$33	$391	$130

12 > INCOME TAX EXPENSE

	For the three months ended September 30		For the nine months ended September 30
		2012		2012
	2013	(restated)	2013	(restated)
Current	$425	$369	$1,031	$1,124
Deferred	323	92	(63)	210

	$748	$461	$968	$1,334

Actual effective tax expense rate	97.7%	41.1%	15.2%	34.6%
Impact of:
Net currency translation losses on deferred tax balances	(4.4%)	(1.7%)	(0.4%)	(0.3%)
Pueblo Viejo SLA Amendment	(62.4%)	—	(7.5%)	—
Tax rate changes	—	1.0%	—	0.6%
Foreign income tax assessment	—	0.1%	—	0.5%
Impairment charges and non-hedge derivatives		(7.5%)	(36.4%)	(3.1%)
Other	(0.9%)	(1.0%)	(0.9%)	(0.3%)

Estimated effective tax rate on ordinary (loss) income	30.0%	32.0%	(30.0%)	32.0%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); An extension of the period over which Pueblo Viejo will recover its capital investment; A delay of application of NPI deductions; A reduction of the depreciation rates; and the establishment of a graduated minimum tax.

Management’s estimate of the tax impact of the amendment is a charge of $479 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in current tax expense of $4 million and deferred tax recovery of $15 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $17 million.

Impairment charges and non-hedge derivatives

Impairment charges and non-hedge derivatives relate to items that are not tax effected, including goodwill, or are tax effected at rates which differ from our estimated effective tax rate on ordinary (loss) income.

BARRICK THIRD QUARTER 2013	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > CASH FLOW – OTHER ITEMS

	For the three months ended September 30		For the nine months ended September 30
A Operating Cash Flows – Other Items	2013	2012 (restated)	2013	2012 (restated)
Adjustments for non-cash income statement items:
Currency translation losses (note 10A)	$21	$11	$62	$11
RSU expense	13	13	1	28
Stock option expense	2	3	8	13
Change in estimate of rehabilitation provisions at closed mines	72	15	20	31
Inventory impairment charges (note 14)	7	11	25	36
Accretion	17	11	50	40
Cash flow arising from changes in:
Derivative assets and liabilities	(68)	13	(205)	35
Other current assets	25	10	(2)	22
Value added tax recoverable	(21)	(13)	(56)	(8)
Accounts receivable	99	49	100	62
Other current liabilities	(71)	(40)	(42)	(23)
Prepaid assets	51	80	178	(108)
Accounts payable and accrued liabilities	57	(20)	(157)	21
Other assets and liabilities	(24)	(49)	(209)	(284)
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	—	—	—	(50)
Settlement of rehabilitation obligations	(14)	(11)	(39)	(34)

Other net operating activities	$166	$83	$(266)	$(208)

	For the three months ended September 30		For the nine months ended September 30
B Investing Cash Flows – Other Items	2013	2012 (restated)	2013	2012 (restated)
Value added tax recoverable on project capital expenditures	$(71)	$(47)	$(197)	$(185)
Proceeds from settlement of hedge contracts	—	15	20	15
Other	(15)	(13)	(40)	(40)

Other net investing activities	$(86)	$(45)	$(217)	$(210)

	For the three months ended September 30		For the nine months ended September 30
C Financing Cash Flows – Other Items	2013	2012	2013	2012
Financing fees on long-term debt	$(8)	$—	$(32)	$(22)
Derivative settlements	1	—	3	(3)

Other net financing activities	$(7)	$—	$(29)	$(25)

BARRICK THIRD QUARTER 2013	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > INVENTORIES

	Gold		Copper
	As at September 30, 2013	As at December 31, 2012 (restated)	As at September 30, 2013	As at December 31, 2012 (restated)
Raw materials
Ore in stockpiles	$1,749	$1,703	$239	$273
Ore on leach pads	362	292	327	298
Mine operating supplies	993	956	151	140
Work in process	289	322	6	6
Finished products
Gold doré	194	108	—	—
Copper cathode	—	—	14	11
Copper concentrate	—	—	35	26
Gold concentrate	11	5	—	—

	3,598	3,386	772	754
Non-current ore in stockpiles[1]	(1,385)	(1,314)	(209)	(241)

	$2,213	$2,072	$563	$513

[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Inventory impairment charges	$7	$11	$32	$36
Inventory impairment charges reversed	—	—	(7)	—

Purchase Commitments

At September 30, 2013, we had purchase obligations for supplies and consumables of $1,293 million.

15 > PROPERTY, PLANT, AND EQUIPMENT2

	As at September 30, 2013	As at December 31, 2012 (restated)
Depreciable assets	$15,590	$13,414
Non-depreciable assets
Project capital
Pascua-Lama	2,275	5,861
Pueblo Viejo[1]	—	4,596
Cerro Casale	1,904	1,836
Jabal Sayid	1,038	1,497
Donlin Gold	122	113
Construction-in-progress	2,320	1,590
Acquired mineral resources and exploration potential	280	370

	$23,529	$29,277

[1]	In first quarter 2013, the property, plant and equipment balance of Pueblo Viejo was transferred out of project capital as a result of entering production.
[2]	We identified certain indicators of potential impairment for the nine month period ended September 30, 2013, resulting in impairment charges. Refer to note 17 for further details.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $ 557 million at September 30, 2013.

16 > GOODWILL

	As at September 30, 2013	As at December 31, 2012
Gold
North America[1]	$2,788	$2,376
South America[2]	441	441
Australia Pacific[2,3]	768	1,480
ABG[2]	—	185

Gold carrying amount	$3,997	$4,482
Copper[2]	2,418	3,451
Capital Projects[1,2]	—	809
Barrick Energy[4]	—	95

Total carrying amount	$6,415	$8,837

[1]	In first quarter 2013, we transferred $412 million of goodwill from the Capital Projects segment to the North America segment as a result of Pueblo Viejo entering production.
[2]	We identified certain indicators of potential impairment for the nine month period ended September 30, 2013, resulting in impairment charges. Refer to note 17 for further details.
[3]	As a result of the divestiture of Yilgarn South Assets in third quarter 2013, we reduced goodwill by $63 million. Refer to note 4A for further details.
[4]	As a result of the divestiture in third quarter 2013, we removed all goodwill for Barrick Energy. Refer to note 4B for further details.

We do not have any goodwill that is deductible for income tax purposes.

BARRICK THIRD QUARTER 2013	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

Estimation uncertainty

Our accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. Significant judgments are required in making such estimates, including the selection of appropriate valuation methods (e.g., market multiples, net present value of estimated cash flows) and the relative weighting of values determined by different valuation methods. Significant judgments and assumptions are also required in applying valuation methods, including: (i) for market multiple methods, those with respect to volumes of reserves and resources, the selection and weighting of comparable transactions, and adjustments for factors such as country risk and changes in economic factors to achieve greater comparability; and, (ii) for net present value methods, those with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

In second quarter 2013, we recorded significant impairment charges that relied on assumptions for future metal prices that were made in a period of extreme volatility in such prices.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. Our estimates of volumes of reserves and resources and future production levels and operating and capital costs used in the impairment review in our annual financial statements are prepared following our extensive LOM planning process, completed annually in the fourth quarter. In second quarter 2013, these estimates were prepared based on our 2012 LOM plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of our annual LOM planning process.

Changes in any of the assumptions or estimates used in determining the fair value less cost of disposal could materially impact the impairment analysis.

Goodwill impairment test

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. In second quarter 2013, we determined there were potential indicators of impairment for goodwill, including, a significant decrease in our estimated long-term metal prices, the carrying amount of our consolidated net assets being more than our market capitalization, and the regulatory challenges to the Pascua-Lama project in May 2013. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for a potential goodwill impairment. Impairment is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than its value in use (“VIU”). In second quarter 2013, we recorded goodwill impairment charges of $2.3 billion (2012: nil), consisting of $1.0 billion related to our copper segment (2012: nil), $649 million (2012: nil) related to our Australia Pacific segment, $397 million (2012: nil) related to our Capital Projects segment and $185 million (2012: nil) related to African Barrick Gold.

Gold and Capital Projects

With the exception of the Pascua-Lama component of the capital projects segment, FVLCD for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed an estimated long-term gold price of $1,300 per ounce (fourth quarter 2012: $1,700 per ounce) and an estimated long-term silver price of $23 per ounce (fourth quarter 2012: $32 per ounce) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, had not yet been updated to reflect the lower metal prices. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segment of 5% (fourth quarter 2012 average real weighted cost of capital of 5%). Gold companies generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally

BARRICK THIRD QUARTER 2013	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each Cash Generating Unit (“CGU”) within each gold segment and the Capital Projects segment based on the NAV multiples observed in the market in recent periods. In second quarter 2013, we used an average NAV multiple of approximately 1.2 (fourth quarter 2012: 1.2). The fair value for Pascua-Lama was determined by considering both the NPV as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project that existed at the time of the testing. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset. We also determined the fair value for selected assets within Australia based on recent experience in the market for comparable assets.

We recorded a non-current asset impairment charge of $5.2 billion (before any related income tax effects) for Pascua-Lama in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our capital projects segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $397 million, representing all of the goodwill in the segment as the other capital project of Cerro Casale had its recoverable amount reduced to approximately carrying value. The FVLCD of our capital projects segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project.

We recorded non-current asset impairment charges of $236 million (before any related income tax effects) for various CGUs in our Australia Pacific gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our Australia Pacific gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $649 million. The FVLCD of our Australia Pacific gold segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold price assumption.

We recorded non-current asset impairment charges of $912 million (before any related income tax effects and NCI) for various CGUs in our African Barrick Gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our African Barrick Gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $185 million, representing all of the goodwill in the segment. The FVLCD of our African Barrick Gold segment was negatively impacted in second quarter 2013 by significant changes in the LOM plans for various assets in the segment.

Copper

For our copper segment, with the exception of Lumwana, the FVLCD was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed a long-term copper price of $3.25 per pound (fourth quarter 2012: $3.65 per pound) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, had not yet been updated to reflect the lower metal prices. The future cash flows for each copper mine were discounted using a real weighted average cost of capital ranging from 6% to 8% depending on the location and market risk factors for each mine, which results in an average real weighted cost of capital for the copper segment of approximately 7% (fourth quarter 2012 average real weighted cost of capital of 7%). Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound base primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the on-going optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

We recorded a non-current asset impairment charge of $501 million (before any related income tax effects) for the Jabal Sayid project in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying

BARRICK THIRD QUARTER 2013	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $1.0 billion. The FVLCD of our copper segment was negatively impacted in second quarter 2013 by the decrease in our long-term copper price assumption which significantly impacted Jabal Sayid and Zaldívar.

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. In second quarter 2013, we determined there were potential indicators of impairment as noted above. The recoverable amount is calculated using the same FVLCD approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the nine months ended September 30, 2013, we recorded impairment charges of $9.3 billion for non-current assets, as summarized in the table below.

For the nine months ended September 30, 2012, we recorded impairment charges of $274 million, most notably $141 million related to an exploration property in Papua New Guinea and $86 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in second quarter 2012.

	For the three months ended September 30		For the nine months ended September 30
	2013	2012 (restated)	2013	2012 (restated)
Pascua-Lama	$—	$—	$5,164	$—
Copper goodwill	—	—	1,033	—
Australia goodwill	—	—	649	—
Buzwagi	—	—	721	—
Capital project goodwill	—	—	397	—
Jabal Sayid	—	—	501	—
ABG goodwill	—	—	185	—
Kanowna	—	—	107	—
North Mara	—	—	153	—
Granny Smith	—	—	73	—
Plutonic	—	—	20	—
Darlot	—	—	36	—
Pierina	—	—	140	—
Exploration (Tusker, Kainantu, Saudi Licenses)	—	141	112	141
AFS Investments	1	1	21	37
Tulawaka	—	—	16	—
Highland Gold	—	—	—	86
Other	12	10	17	10

Total	$13	$152	$9,345	$274

In September 2013, we finalized an agreement with the Government of the Dominican Republic (“the Government”) concerning amendments to the SLA. The amendments will result in significant additional and accelerated tax revenues to the Government and therefore we determined this was a potential indicator of impairment. Based on our current assessment of the economic impact of these amendments, the carrying value of the mine is recoverable.

The significant decrease in our long-term gold and silver price assumptions in second quarter 2013, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases were considered potential indicators of impairment, and, accordingly, we performed an impairment assessment for Pascua-Lama as at June 30, 2013. As a result of this assessment, we have recorded an impairment charge of $5.1 billion before any related income tax effects, related to the carrying value of the PP&E at Pascua-Lama in the second quarter of 2013.

In second quarter 2013, we recorded an impairment charge of $501 million before any related income tax effects (2012: nil) related to the Jabal Sayid project in our copper segment, primarily as a result of the decrease our long-term copper price assumption in second quarter 2013.

BARRICK THIRD QUARTER 2013	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

In second quarter 2013, we recorded an impairment charges in our ABG segment of $721 million before any related income tax effects (2012: nil) related to the Buzwagi mine and $153 million (2012: nil) related to North Mara, primarily as a result of the significant changes in the LOM plans for the assets.

In second quarter 2013, we recorded an impairment charge of $236 million before any related income tax effects (2012: nil) related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific gold segment, primarily as a result of the significant decrease in our long-term gold price assumption in second quarter 2013.

In second quarter 2013, we recorded an impairment charge of $140 million before any related income tax effects (2012: nil) related to the Pierina mine in our South America gold segment, as a result of a significant change to the mine plan and also the significant decrease in our long-term gold price assumption in second quarter 2013.

Key assumptions and sensitivities

The key assumptions and estimates used in determining the recoverable amount (FVLCD) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are assessed. We performed a sensitivity analysis on all key assumptions and estimates that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

We are currently in the process of updating our LOM plans to maximize cash flows at lower long-term metal price assumptions compared to the prices used in our current LOM plans. This could have a significant negative impact on our year-end 2013 proven and probable reserves and expected future production levels. A significant change in the LOM plan for a mine would be considered a potential indicator of impairment and therefore would require us to conduct an impairment assessment. We expect to complete our revised LOM plans in fourth quarter 2013 and will make the assessment at that time.

In second quarter 2013, we announced our intention to change mine plans, suspend, close or divest our non-core in order to improve cash flow. In third quarter 2013, we completed the sale of Barrick Energy and the Yilgarn South mine sites and accelerated the closure of the Pierina mine. For remaining non-core assets, we will continue to review potential divestiture opportunities. These assets do not currently meet the classification criteria as “held for sale” as the completion of any potential transaction is still highly uncertain at this time. The ultimate selling price for these assets would be dependent on a number of factors, including, but not limited to, the number of prospective buyers, debt and equity market conditions, the outlook for metal prices, market discount rates, exchange rates and market multiples and acquisition premiums. The assumptions used by prospective buyers could differ from the assumptions used by management to assess fair value and consequently any disposition of these assets could result in a gain or loss on sale.

Based on the results of the impairment testing performed in second quarter 2013, the carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the test, as well as our remaining assets with expected production costs at the higher end of our portfolio are:

As at September 30, 2013	Carrying value
Pascua-Lama	$1,965
Veladero	1,109
Porgera	1,022
Jabal Sayid	999
Bulyanhulu	993
Lumwana	935
Bald Mountain	506
Turquoise Ridge	497
North Mara	465
Buzwagi	241
Round Mountain	206
Marigold	101
Hemlo	65
Plutonic	35
Kanowna	20

BARRICK THIRD QUARTER 2013	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B Debt

	As at September 30, 2013	As at December 31, 2012 (restated)
1.75%/2.9%/4.4%/5.7% notes[1]	$3,973	$3,971
3.85%/5.25% notes	1,982	1,981
4.875%/5.80%	744	744
5.75%/6.35% notes	990	990
Other fixed rate notes[2]	2,713	3,208
Project financing	939	890
Capital leases	273	185
Other debt obligations	736	774
Credit facility expiring in 2013	—	1,200
2.5%/4.10%/5.75% notes[3]	2,972	—
ABG credit facility[4]	110	—

	$15,432	$13,943
Less: current portion	(861)	(1,848)

	$14,571	$12,095

[1]

Consists of $4.0 billion through our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF Notes”), of which $700 million that matures in 2014, $1.1 billion that matures in 2016, $1.35 billion that matures in 2021 and $850 million that matures in 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[2]

Consists of $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), of which $850 million that matures in 2039 and $400 million that matures in 2020. We provide an unconditional and irrevocable guarantee of all BPDAF debt and generally provide such guarantees on all BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations. Also consists of $750 million in notes that matures in 2019, $500 million in notes that mature in 2018 and $250 million in notes that mature in 2038.

[3]

Consists of $3.0 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $650 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[4]	Consists of an export credit backed term loan facility for the amount of $142 million of which $110 million was drawn in the first nine months of 2013 by ABG.

BARRICK THIRD QUARTER 2013	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Derivative Instruments at September 30, 2013

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive—float swap positions	$(32)	$43	$99	$110	$110	$—	$—	$1
Total receive—fixed swap positions	—	100	200	300	—	300	—	7

Currency contracts
A$:US$ contracts (A$ millions)	179	753	—	932	858	—	74	(58)
C$:US$ contracts (C$ millions)	301	111	—	412	402	—	10	—
CLP:US$ contracts (CLP millions)[1]	40,000	98,000	—	138,000	78,000	—	60,000	—
PGK:US$ contracts (PGK millions)	48	—	—	48	—	—	48	(1)
ZAR:US$ contracts (ZAR millions)	923	519	—	1,442	142	—	1,300	(5)

Commodity contracts
Copper collar sell contracts (millions of pounds)	276	—	—	276	270	—	6	28
Copper sold forward contracts (millions of pounds)	2	—	—	2	—	—	2	1
Diesel contracts (thousands of barrels)[2]	1,208	3,402	1,320	5,930	480	—	5,450	13

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects and operating/administration costs at various South American locations.
[2]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Consolidated Balance Sheet Classification	Fair Value at September 30, 2013	Fair Value at December 31, 2012	Consolidated Balance Sheet Classification	Fair Value at September 30, 2013	Fair Value at December 31, 2012
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$9	$6	Other liabilities	$1	$—
Currency contracts	Other assets	2	133	Other liabilities	43	—
Commodity contracts	Other assets	23	81	Other liabilities	1	11

Total derivatives classified as hedging instruments		$34	$220		$45	$11

Derivatives not designated as hedging instruments
Currency contracts	Other assets	$19	$48	Other liabilities	$42	$9
Commodity contracts	Other assets	25	39	Other liabilities	5	9

Total derivatives not designated as hedging instruments		$44	$87		$47	$18

Total derivatives		$78	$307		$92	$29

As of September 30, 2013, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $40 million), five hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 19%. We have 15 counterparties with which we are in a net liability position, for a total net liability of $54 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK THIRD QUARTER 2013	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At January 1, 2013	$10	$—	$7	$456	$25	$26	$(31)	$493
Effective portion of change in fair value of hedging instruments	54	52	—	(128)	(10)	(13)	1	(44)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	—	(44)	(8)	(211)	(9)	(12)	2	(282)
Hedge ineffectiveness due to changes in original forecasted transaction	(21)	—	—	—	—	—	—	(21)

At September 30, 2013	$43	$8	$(1)	$117	$6	$1	$(28)	$146

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

During the quarter, we entered into 791 million of sold AUD contracts to offset existing AUD bought contracts and crystallized hedge losses of $20 million in OCI. At September 30, 2013, 735 million of AUD notional contracts remain crystallized in OCI with losses of approximately $19 million, which will fully amortize into income in line with original maturities.

D Gains (Losses) on Non-hedge Derivatives

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Commodity contracts
Gold	$—	$(1)	$1	$—
Silver	(1)	—	122	—
Copper	(11)	(2)	(6)	(10)
Fuel	24	20	18	—
Steel	—		—	—
Currency contracts	(2)	33	(4)	93
Interest rate contracts	—	(1)	—	(1)

	$10	$49	$131	$82

Gains (losses) attributable to silver option collar hedges[1]	—	(140)	(32)	(135)
Gains (losses) attributable to copper option collar hedges[1]	5	1	(16)	(36)
Gains (losses) attributable to currency option collar hedges[1]	4	14	(9)	13
Hedge ineffectiveness	—	1	—	1

	$9	$(124)	$(57)	$(157)

	$19	$(75)	$74	$(75)

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

As a result of the sale of the Yilgarn South assets (refer to note 4A) in the third quarter 2013, the exposures for AUD operating expenditures have decreased for Q4 2013 and beyond. We have de-designated a portion of our AUD portfolio to eliminate any over-hedged amounts. As a result of this de-designation, we have reclassified $1 million in unrealized losses from OCI to income for the three month period ended September 30, 2013.

BARRICK THIRD QUARTER 2013	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

19 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$2,283	$—	$—	$2,283
Available-for-sale securities	167	—	—	167
Derivatives	—	(14)	—	(14)
Receivables from provisional copper and gold sales	—	242	—	242

	$2,450	$228	$—	$2,678

B Fair Values of Financial Assets and Liabilities

	As at Sept. 30, 2013		As at Dec. 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$205	$205	$156	$156
Available-for-sale securities[1]	167	167	78	78
Derivative assets	78	78	307	307

	$450	$450	$541	$541

Financial liabilities
Debt[2]	15,432	14,614	13,943	15,502
Derivative liabilities	92	92	29	29
Other liabilities	311	311	323	323

	$15,835	$15,017	$14,295	$15,854

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting

BARRICK THIRD QUARTER 2013	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment

The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable cash flows and as a result is classified within Level 3 of the fair value hierarchy.

20 > CAPITAL STOCK

A Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,001,152,426 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil), the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil) and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued 0)). Our common shares have no par value.

B Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

21 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total
At January 1, 2013
(restated)	$1,405	$747	$512	$2,664
Share of loss	(109)	(182)	(4)	(295)
Cash contributed	28	—	6	34
Decrease in non-controlling interest[1]	—	(14)	—	(14)

At September 30, 2013	$1,324	$551	$514	$2,389

[1]	Represents dividends received from ABG and distribution payments to Tulawaka’s outside interest holder.

22 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 22 “Contingencies” to the Company’s interim consolidated financial statements for the three and six months ended June 30, 2013 (the “Q2 Interim Consolidated Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Q2 Interim Consolidated Financial Statements.

The description set out below should be read in conjunction with the Contingencies notes to the Company’s Q2 Interim Consolidated Financial Statements, Q1 Interim Consolidated Financial Statements and 2012 year-end Consolidated Financial Statements.

A) Litigation and Claims Update

Cortez Hills Complaint

In September 2013, the United States Court of Appeals for the Ninth Circuit held oral arguments on the plaintiffs’ appeal of the summary judgment issued by the District Court in favor of Barrick on January 3, 2012. A decision of the Court of Appeals is pending.

Calancan Bay (Philippines) Complaint

On July 5, 2013, the trial court issued an order granting Placer Dome Inc.’s motion to dismiss for lack of personal jurisdiction. Consequently, the complaint has been dismissed as against Placer Dome Inc. and, by virtue of Placer Dome Inc.’s 2006 amalgamation into the Company, the Company.

BARRICK THIRD QUARTER 2013	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shareholder Class Actions

On August 2, 2013, a third complaint (the “Third Complaint,” and together with the First Complaint and the Second Complaint, the “Complaints”) was filed in the same venue by another purported shareholder, the City of Brockton Retirement System. The Third Complaint asserts similar claims against the same Defendants on behalf of the same putative class as the First Complaint and the Second Complaint. However, the Third Complaint differs from the first two Complaints as it alleges certain additional details in support of those common claims.

The Court has consolidated the Complaints and appointed lead counsel and lead plaintiffs. The parties to the Complaints have agreed on a briefing schedule for the consolidated action. The plaintiffs’ consolidated complaint will be due on November 26, 2013, and the Defendants’ motion to dismiss will be due on January 31, 2014.

The Company intends to vigorously defend this matter. No amounts have been accrued for any potential losses under this matter.

Pascua-Lama – Constitutional Protection Actions

On September 25, 2013, the Chilean Supreme Court rejected the plaintiffs’ appeal and confirmed the July 15, 2013 decision of the Court of Appeals of Copiapo, which ruled that CMN must complete the Project’s water management system in compliance with the environmental permit to the satisfaction of Chile’s environmental regulator, the SMA, before resuming construction activities in Chile.

The Company is aware of information indicating that, in September 2013, a new constitutional protection action was filed against CMN alleging that the company is conducting activities at the Project that are not authorized by the July 15, 2013 decision of the Court of Appeals of Copiapo or the May 2013 Resolution of the SMA (for more information on the SMA Resolution see “Pascua-Lama – SMA Regulatory Sanction” in Note 22 to the Q2 Interim Consolidated Financial Statements). The Company is also aware of information indicating that the action was referred to the Court of Appeals of Antofagasta, which admitted the case for review but declined to issue the preliminary injunction requested by the plaintiff. The challenged activities include the Project’s environmental monitoring as well as the operation and maintenance of facilities in connection with the completion of the Project’s water management system. The plaintiff, a lawyer acting on her own behalf, alleges that these activities infringe her constitutional right to life and to live in an environment free of contamination. The relief sought in the action is the complete suspension of these activities and the adoption by the SMA of administrative measures to, among other things, inspect the works and commence sanction proceedings against CMN as appropriate. CMN has not yet been formally notified of the action. The Company intends to vigorously defend any such action. No amounts have been accrued for any potential losses under this matter.

Pascua-Lama – Challenge to SMA Regulatory Sanction

On August 2, 2013, CMN joined as a party to this proceeding and has vigorously defended the Resolution. The hearing was held before the Environmental Court on September 4, 2013, and the decision of the Court is pending.

Pascua-Lama – Environmental Damage Claim

CMN was formally notified of this action on September 23, 2013, and presented its defense on October 9, 2013.

Reko Diq Arbitration

Although hearing dates for both the ICC and ICSID proceedings are tentatively scheduled for June 2014, the parties are briefing what will be heard in those hearings, and whether coordination between the proceedings will occur.

B) Other Contingencies Update

Pueblo Viejo

During the third quarter, PVDC and the Dominican government reached an agreement concerning the amendment to the Special Lease Agreement in line with the terms of the parties’ May 2013 memorandum of understanding. The amendment was approved by the boards of directors of the Company and Goldcorp Inc. and the project lenders as well as the Congress of the Dominican Republic and is now in effect.

23 > SUBSEQUENT EVENTS

Subsequent to the end of the third quarter 2013, we made a decision to temporarily suspend our Pascua-Lama project. This has been assessed to be a potential indicator of impairment and, accordingly, we will perform an impairment assessment on the project in fourth quarter 2013.

On September 8, 2009, the Company entered into an agreement with Silver Wheaton Corp. (‘Silver Wheaton’) to sell an amount equal to 25% of the life of mine silver production from our Pascua-Lama project, as well as 100% of the silver production from our Lagunas Norte, Pierina and Veladero mines (“South American mines”) until the end of 2013.

BARRICK THIRD QUARTER 2013	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The Company has provided Silver Wheaton with a completion guarantee, requiring us to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the South American mines to the extent of any production shortfall at Pascua Lama, until we satisfy the completion guarantee. Per the terms of the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event.

Subsequent to the end of the third quarter 2013, Silver Wheaton has agreed to extend the completion date for Pascua-Lama to December 31, 2017 and will continue to receive silver production from the South American mines until December 31, 2016. At September 30, 2013, the cash obligation was $371 million.

BARRICK THIRD QUARTER 2013	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CST Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 700, Postal Station B
Suite 3700	Montreal, Quebec, Canada H3B 3K3
161 Bay Street, P.O. Box 212	or
Toronto, Canada M5J 2S1	American Stock Transfer & Trust Company, LLC
Tel: (416) 861-9911 Fax: (416) 861-0727	6201 – 15 Avenue
Toll-free throughout North America: 1-800-720-7415	Brooklyn, NY 11219
Email: investor@barrick.com	Tel: 1-800-387-0825
Website: www.barrick.com	Toll-free throughout North America
Fax: 1-888-249-6189
SHARES LISTED	Email: inquiries@canstockta.com
ABX - The New York Stock Exchange	Website: www.canstockta.com
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT
Amy Schwlam	Andy Lloyd
Vice President,	Vice President,
Investor Relations	Communications
Tel: (416) 307-7422	Tel: (416) 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Third Quarter Report 2013, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and; the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2013 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.